NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

March 29, 2021

TSX.V: ODV

March 29, 2021

Dear Fellow Shareholder:

We are pleased to invite you to attend our first annual meeting of shareholders to be held on May 12, 2021.

Due to the evolving protocols from the public health and the Québec Government of the anticipated ongoing impact of the coronavirus ("COVID-19"), Osisko Development Corp. (the "Corporation") will be holding a virtual annual meeting via live audio webcast to protect the health and safety of its employees, shareholders and their families. We trust that this will simplify and increase participation by our shareholders from all locations. At this meeting, we will update you on our activities and our progress in establishing the Corporation as a premier gold development company in North America to advance the Cariboo gold project and other Canadian and Mexican properties, with the objective of becoming the next mid-tier gold producer.

The Corporation was successfully launched on November 25, 2020 through the completion of the reverse takeover bid transaction whereby Osisko Gold Royalties Ltd transferred certain mining assets and marketable securities to the Corporation in exchange for shares of the Corporation. In the fourth quarter of 2020 and the first quarter of 2021, the Corporation was successful in raising gross proceeds of more than $250 million to further develop the Cariboo gold project and advance the San Antonio gold project towards production. The Corporation enjoys a favourable financial situation that will also allow it to continue exploration work at the Cariboo gold project.

Despite the impacts of the COVID-19 pandemic, the Cariboo gold project is advancing through permitting as a 4,750 tonne per day underground operation with a feasibility study on track for completion in the second half of 2021. The start of construction is expected in the fourth quarter of 2022 and production is planned to start in 2023.

The Cariboo gold project achieved a major milestone in the permitting process by obtaining a Readiness Decision in December 2020 pursuant to British Columbia's Environmental Assessment process. Public consultations were completed in the summer of 2020 and the project is now on the legislated timeline to obtain the final approval from the Environmental Assessment Office. The Corporation anticipates that the environmental assessment certificate shall be issued in the third quarter of 2022, with all remaining permits required to start construction expected to be delivered within 90 days following the issuance of such certificate.

At the San Antonio gold project, the Corporation concentrated its efforts towards obtaining the required permits and amendments to permits to perform its activities. The Corporation has filed reports for the processing of the gold stockpile on site and for a 15,000-meter drilling program.

In 2021, the Corporation anticipates starting mining operations at its Bonanza Ledge Phase II project once all the required permits are obtained. Furthermore, the Corporation also plans to begin the development of an underground portal for the Cow deposit upon receipt of the required permits. Finally, the Corporation will continue developing the Cariboo gold deposit and is relentlessly working to complete the feasibility study for the second half of 2021. At the San Antonio gold project, the Corporation will continue the various permitting activities initiated in 2020 as well as continuing the work required to complete the environmental baseline study and the social and community baseline study.

TSX.V: ODV

During the meeting, you will be asked to:

i. Approve the Election of Directors;

ii. Approve the appointment of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. as Auditor of the Corporation and to mandate the Board of Directors to fix its remuneration;

iii. Approve the Corporation's existing Stock Option Plan; and

iv. Transact any other business that may come before the meeting.

Our management information circular provides you with the information that will assist in formulating your decision for your vote.

If you cannot attend the meeting, we urge you to exercise your vote by completing the proxy form.

Should you have any questions about our activities or the matters to be dealt with at the meeting, you can reach us by sending an email at Chair@osiskodev.com or info@osiskodev.com.

Yours truly,

Sean Roosen

Chair of the Board of Directors and

Chief Executive Officer

NOTICE OF ANNUAL

MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting of the shareholders of OSISKO DEVELOPMENT CORP. (the "Corporation") will be held on May 12, 2021 at 1:30 p.m. (Eastern Daylight Time), for the following purposes.

1. To receive the audited financial statements of the Corporation for the year ended December 31, 2020, together with the report of the auditor thereon;

2. To elect the directors of the Corporation for the ensuing year;

3. To appoint PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, as the Corporation's independent auditor for the fiscal year 2021 and to authorize the directors to fix its remuneration;

4. To consider and, if deemed advisable, to pass, with or without amendments, an ordinary resolution to approve the Corporation's existing Stock Option Plan (as more particularly described in the management information circular that accompanies this Notice of Annual Meeting (the "Circular")); and

5. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Your participation is important to us. In the event you cannot participate, we urge you to express your support by voting, using your proxy in advance of the meeting, on the various proposals that will be putting forward at our Annual Meeting, which are further described in the Circular.

You are entitled to vote at the meeting and any postponement or adjournment thereof if you owned common shares of the Corporation at the close of business on March 22, 2021. For information on how you may vote, please refer to Part 1 of this Circular.

Montréal, Québec, March 29, 2021.

By Order of the Board of Directors,

"Sean Roosen" Sean Roosen Chair of the Board of Directors and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is provided in connection with the solicitation of proxies by the management ("Management") of Osisko Development Corp. (the "Corporation") for use at the annual meeting (the "Meeting") of the holders of common shares of the Corporation (the "Common Shares" and the holders of the Common Shares, the "Shareholders") to be held on May 12, 2021 at the time and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise noted, information in this Circular is given as at March 22, 2021 and all currency amounts are shown in Canadian dollars. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/466173327. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may attend the Meeting online, see "Instructions for the Virtual Meeting" below.

PART 1: VOTING INFORMATION

1.1. Who can vote?

Registered and beneficial Shareholders

You have the right to vote if you owned Common Shares of the Corporation on March 22, 2021. Each Common Share you own entitles you to one vote.

You are a registered Shareholder if the Common Shares are registered in your name. This means that your name appears in the Shareholders' register maintained by our transfer agent, TSX Trust Company. You are a non-registered (or beneficial) Shareholder if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account.

Common shares outstanding and principal holders of our Common Shares

On March 22, 2021, the Corporation had 133,202,982 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of March 22, 2021, the following entity beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the issued and outstanding Common Shares of the Corporation:

Shareholder	Number of Common	Percentage of
	Shares	Issued Capital
Osisko Gold Royalties Ltd	100,000,100	75%

1.2. How to vote?

You can vote at the Meeting or by proxy. Voting by proxy means you are giving someone else the authority to vote your shares on your behalf (called your proxyholder).

Completing the proxy form

This package includes either a proxy form (for registered holders) or voting instruction form (for beneficial holders) that includes the names of the Corporation's officers or directors who are proxyholders. When you vote by proxy, you are giving them the authority to vote your shares for you according to your instructions. If you return your proxy form or voting instruction form and do not specify how you want to vote your shares, one of these officers will vote your shares FOR the items.

You can also appoint someone else to be your proxyholder. Print his or her name in the space provided on the form, or by completing another proxy form. The person does not need to be a Shareholder. Your vote can only be counted if he or she attends the Meeting and votes your shares according to your instructions. If you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit.

Your proxyholder will vote according to your instructions on these items and on any ballot that may be called for. If there are changes or new items, your proxyholder has the discretionary authority to vote your shares on these items as he or she sees fit.

Returning your proxy form

To be effective, we must receive your completed proxy form or voting instruction no later than 1:30 p.m. (Eastern Daylight Time) on May 10, 2021.

If the Meeting is postponed or adjourned, we must receive your completed form of proxy by 1:30 p.m. (Eastern Daylight Time), two (2) full business days before any adjourned or postponed meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chair of the Meeting at his discretion and he is under no obligation to accept or reject a late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

Exercise of discretion

With respect to matters specified in the proxy, if no voting instructions are provided, the nominees named in the accompanying form of proxy will vote the Common Shares represented by the proxy FOR the approval of such matter.

The nominee named in your proxy form will vote or withhold from voting in accordance with your instructions on any ballot that may be called for. The proxy will confer discretionary authority on the nominee with respect to matters identified in the proxy form for which a choice is not specified and any other matter that may properly come before the Meeting or any postponement or adjournment thereof, whether or not the matter is routine and whether or not the matter is contested.

As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting. If any amendment, variation or other matter properly comes before the Meeting, the nominee intends to vote in accordance with the nominee's best judgment.

Registered Shareholders

Registered Shareholders can vote by proxy or at the Meeting in one of the following ways:

Voting by proxy

Internet

Go to www.voteproxyonline.com and follow the instructions on screen. You will need your control number, which appears below the record date on the proxy form.

Fax

Complete both sides of the proxy form, sign and date it and fax both sides to our transfer agent, TSX Trust Company, Attention: Proxy Department, at 416-595-9593.

Mail

Complete, sign and date the form and return it in the envelope provided, or send it to: TSX Trust

Company, Attention: Proxy Department, 100 Adelaide, Suite 301, Toronto, Ontario, M5H 4H1, Canada.

By appointing someone to attend the Meeting

This person does not need to be a Shareholder. Strike out the names that are printed on the form and print the name of the person you are appointing as your proxyholder in the space provided. Complete your voting instructions, sign and date the form. Make sure the person you are appointing is aware that he or she has been appointed and attends the Meeting on your behalf. Your proxyholder should confirm to TSX Trust Company his/her attendance upon registration at the Meeting.

INSTRUCTIONS FOR THE VIRTUAL MEETING

Instructions for the Virtual Meeting

Due to the evolving guidelines from the national public health and the Québec Government of the ongoing impact of the coronavirus ("COVID-19"), the Meeting will be conducted by way of a live audio webcast through a virtual platform with integrated slides and real-time balloting in order to protect the health and safety of its shareholders, employees, families and others who usually attend such meeting. We hope that hosting a virtual meeting will increase participation by our Shareholders, as it will enable Shareholders to more easily attend, securely vote and ask questions at the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting. Even if you plan on attending the Meeting, we nonetheless recommend to vote prior to the Meeting in order to tabulate your vote in advance.

Instructions on Voting at the Meeting

Registered Shareholders and duly appointed proxyholders will be able to attend the virtual Meeting and vote in real time, provided they are connected to the internet and follow the instructions in this Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as guests but will not be able to vote at the virtual Meeting.

Shareholders who wish to appoint a person other than the Management Nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual Meeting) must carefully follow the instructions in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with TSX Trust Company will result in the proxyholder not receiving a control number to participate in the virtual Meeting and only being able to attend as a guest. Guests will be able to listen to the virtual Meeting but will not be able to vote.

We encourage you to log into the Meeting at least one hour (1 hr) prior to the commencement of the Meeting. You may begin to log into the Meeting virtual platform beginning at 12:30 PM (Eastern Daylight Time) on May 12, 2021, the Meeting will begin promptly at 1:30 PM (Eastern Daylight Time).

How to Vote

You have two ways to vote your Common Shares:

➢ by submitting your form of proxy or other voting instruction form as per instructions indicated; or

➢ during the Meeting by online ballot, when called for, through the virtual platform.

Registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) that attend the Meeting online will be able to vote by completing a ballot online, when called for, during the Meeting through the virtual platform. Non-registered Shareholders are required to contact TSX Trust Company at TMXEInvestorServices@tmx.com by 10:00 a.m. (Eastern Time) on May 10, 2021 to get a control number in order to vote online during the Meeting through the virtual platform.

Guests (including non-registered Shareholders who have not duly appointed themselves as proxyholder) can log into the Meeting as set out below. Guests will be able to listen to the Meeting but will not be able to vote during the Meeting.

To Access and Vote at the Virtual Meeting:

➢ Step 1: Log into the Virtual Platform online at https://web.lumiagm.com/466173327

➢ Step 2: Follow these instructions:

Registered Shareholders: Click "I have a control number" and then enter your unique 12-digit control number and password "osiskodev2021" (case-sensitive). The 12-digit number located on the form of proxy received from TSX Trust Company is your control number. If you use your control number to log into the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

Duly appointed proxyholders: Click "I have a control number" and then enter your unique 12-digit control number and password "osiskodev2021" (case-sensitive). The 12-digit number will have been provided by email from TSX Trust Company following your registration at 1 (866) 600-5869 (within North America) or 1 (416) 342-1091 (outside of North America) by no later than 1:30 p.m. (Eastern Daylight Time) on May 5, 2021. Failing to register will result in the proxyholder not receiving a control number, which is required to vote at the Meeting.

Voting Results

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedar.com.

Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form ("VIF"), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Common Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two (2) categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer ("Regulation 54-101"), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a NOBO and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF. As a result, if you are a NOBO, you can expect to receive a scannable VIF from TSX Trust Company. Please complete and return the VIF to TSX Trust Company in the envelope provided or by facsimile. In addition, internet voting instructions can be found on the VIF. TSX Trust Company will tabulate the results of the VIFs received from the Corporation's NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

If you are an OBO, the Corporation will also pay for brokers and intermediaries to send the Notice of Meeting, Circular and VIF directly to you. Please complete and return the VIF to Broadridge in accordance with the instructions provided on such VIF.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Regulation 54- 101 allows a Beneficial Shareholder who is a NOBO or an OBO to submit to the Corporation or an applicable intermediary any document in writing that requests that the NOBO, OBO or a nominee of the NOBO and OBO be appointed as proxyholder. If such a request is received, the Corporation or an intermediary, as applicable, must arrange, without expenses to the NOBO and OBO, to appoint such NOBO, OBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Corporation or the intermediary receives such written instructions from the NOBO or OBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 1:30 p.m. (Eastern Daylight Time) on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the registered Shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO, or OBO, or a nominee of the NOBO or the OBO be appointed as proxyholder and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered Shareholders of the Corporation as set forth on the list of registered Shareholders of the Corporation as maintained by the registrar and transfer agent of the Corporation, TSX Trust Company, unless specifically stated otherwise.

1.3. Revoking Your Proxy

Registered Shareholders

You can revoke a vote you made by proxy in any one of three ways:

1. Complete a new proxy form that is dated later than the proxy form you want to revoke, and then mailing it to TSX Trust Company, so they receive it by 1:30 p.m. (Eastern Daylight Time) on May 10, 2021;

2. Send a notice in writing from you or your attorney to our Investor Relations department by 1:30 p.m. (Eastern Daylight Time) on May 10, 2021; or

3. Provide a notice in writing from you or your attorney to the Chair of the Meeting at the Meeting or, if it is adjourned, when the meeting resumes.

1.4. Electronic Delivery of Material

You have the option to receive certain disclosure documentation from the Corporation electronically, by email notification inviting you to access documentation online at www.sedar.com or in the "Investor Information" section of the Corporation's website at www.osiskodev.com. Delivery in electronic format, rather than paper, reduces costs to the Corporation and benefits the environment.

Registered Shareholders can consent to electronic delivery by completing and returning the proxy form accompanying this Circular to TSX Trust Company. Non-registered holders can consent to electronic delivery by completing and returning the appropriate form received from their intermediary. If you do not consent to receive documentation through email notification, you will continue to receive documentation by mail.

If you wish to receive (or continue to receive) quarterly financial statements and Management's Discussion and Analysis (the "MD&A") by mail during the fiscal year 2021, you must check the appropriate box on the form of proxy (if you are a registered Shareholder) or voting instruction form (if you are a non-registered Shareholder). If you do not make this request, quarterly reports will not be sent to you. Financial statements and MD&A are available on the Corporation's website at https://osiskodev.com/investors/#financial-reports.

PART 2: BUSINESS OF THE MEETING

The Meeting will be held in order to:

1. Receive the audited financial statements of the Corporation for the year ended December 31, 2020, together with the report of the auditor thereon;

2. Elect the directors of the Corporation for the ensuing year;

3. Appoint PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. ("PwC"), a partnership of Chartered Professional Accountants, as the auditor of the Corporation for the fiscal year 2021, and to authorize the directors to fix the remuneration to be paid to the auditor;

4. Consider and, if deemed advisable, to pass, with or without amendments, an ordinary resolution to approve the Corporation's existing Stock Option Plan (as more particularly described in this Circular); and

5. Transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

2.1 Receipt of Financial Statements

The audited financial statements of the Corporation for the financial year ended December 31, 2020, and the report of the auditor thereon will be submitted at the Meeting. These audited financial statements and the MD&A were sent to all Shareholders who requested them in conjunction with this Notice of Annual Meeting of Shareholders and Circular. The Corporation's audited financial statements and related MD&A for the year ended December 31, 2020, are available on SEDAR (www.sedar.com) as well as on the Corporation's website (https://osiskodev.com/investors/#financial-reports).

2.2 Election of Directors

The Management is supervised by the Board of Directors (hereinafter called the "Board of Directors" or "Board") as per the Canada Business Corporations Act. The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. Our articles of continuation provide that our Board shall consist of a minimum of one (1) and a maximum of ten

(10) directors. Accordingly, a total of seven (7) nominees are being proposed as directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person's successor is elected or appointed. You can vote for all of these proposed directors, vote for some of them and withhold for others, or withhold for all of them.

The following table set out information about each nominee director's summary career profile, their board committee memberships (the "Board Committee Membership" or "Board Committee"), principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, stock options ("Options"), deferred share units ("DSUs"), restricted share units ("RSUs"), or Common Share purchase warrants ("Warrants") of the Corporation.

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Meeting.

Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at March 22, 2021. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

If any proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

We expect all of our directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our corporate values and culture of transparency, teamwork and individual accountability.

Above all, we expect that all directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

Nominee Director	Present Principal Occupation and Positions Held during the Preceding Five Years	Holdings(1)

JOHN BURZYNSKI(2)
Ontario, Canada

Age: 57
Status: Independent(3)
Director since: November 25, 2020

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Government Relations
  Human Resources
  International Business
  Mergers/Acquisitions
  Sustainability
  Technical/Mining

Mr. John Burzynski is Executive Chairman, Chief Executive Officer and Director of Osisko Mining Inc. ("Osisko Miningˮ), since September 2020. Prior to the, he was President and Chief Executive Officer and Director of Osisko Mining since August 2015. He was Senior Vice President, New Business Development of Osisko Gold Royalties Ltd ("Osisko Gold") from April 2014 to August 2016. Mr. Burzynski has over 30 years of international experience in global exploration and development of mining projects. He also has experience in developing strategy, financing and marketing of emerging companies. He is one of the three founders of Osisko Mining Corporation (2003) where he held various positions, including Vice President Exploration, Vice President Corporate Development and member of its board of directors. He is also a founding member of EurAsia Holding AG, a European venture capital fund.

Mr. Burzynski was appointed to the Board of Directors of the Corporation as a nominee of the Osisko Gold in accordance with the terms and conditions of an Investment Agreement.

Mr. Burzynski holds a Bachelor of Science (Honours) degree in geology from Mount Allison University, and a Master of Science in exploration and mineral economics from Queen's University.

Public Board Membership in the past 5 years and Interlocking Directorships:

  Major Drilling Group International Inc. - No Interlock
  Osisko Gold(4) - Interlock with Joanne Ferstman, Charles E. Page and Sean Roosen
  Osisko Metals Incorporated - No Interlock
  Osisko Mining - Interlock with Sean Roosen
  O3 Mining Inc. - No Interlock
  Barkerville Gold Mines Ltd. ("Barkerville") (2015 - 2019)
  Strongbow Exploration Inc. (2015 - 2018)
26,250 DSUs

JOANNE FERSTMAN(5)(6)
Ontario, Canada

Age: 53
Status: Independent(3)
Director since: November 25, 2020

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Human Resources
  Mergers/Acquisitions

Ms. Joanne Ferstman is a corporate director, who has been serving on a number of public company boards and has over 20 years of progressive experience in the financial industry. She was until 2012 President and Chief Executive Officer of Dundee Capital Market Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading, and private client financial advisory. She has held several leadership positions within Dundee Corporation and DundeeWealth Inc. over 18 years, primarily as Chief Financier Officer, where she was responsible for strategic development, financial and regulatory reporting and risk management.

Ms. Ferstman was appointed to the Board of Directors of the Corporation as a nominee of the Osisko Gold in accordance with the terms and conditions of an Investment Agreement.

13,333 Common Shares 26,250 DSUs 6,666 Warrants

Nominee Director	Present Principal Occupation and Positions Held during the Preceding Five Years	Holdings(1)

Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Public Board Membership in the past 5 years and Interlocking Directorships:

  Dream Unlimited Corp. ─ No interlock
  Cogeco Communications Inc. ─ No interlock
  ATS Automatic Tooling Systems ─ No interlock
  Osisko Gold - Interlock with John Burzynski, Charles E. Page and Sean Roosen
  Aimia Inc. (2008 - 2017)
  Dream Office REIT (2003 - 2018)

MICHÈLE MCCARTHY(5)(7)
Ontario, Canada

Age: 62
Status: Independent(3)
Director since: November 25, 2020

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Government Relations
  Human Resources
  International Business
  Mergers/Acquisitions
  Sustainability

Ms. Michèle McCarthy is the President of McCarthy Law Professional Corporation, and President and Chief Executive Officer of Independent Review Inc. She is an experienced corporate director and has significant experience in corporate restructuring and regulatory compliance. Ms. McCarthy was the Chair of the boards of Sandy Lake Gold Inc., Big 8 Split Inc., TD Split Inc. and 5Banc Split Inc. She also served as a director and member of the Audit Committee and Risk Management Committees at Equity Financial Holdings Inc. She is the former Chair of the Toronto Port Authority and member of the Small Business Advisory Committee of the Ontario Securities Commission.

Ms. McCarthy serves on the boards of the McMichael Foundation, The Rekai Centres and the Honourable Company of Freemen of the City of London in North America. She also served on the boards of Canada's National Ballet School, the St. George's Society of Toronto, the University of Toronto (Trinity College) and the Humber Memorial Hospital.

Ms. McCarthy holds an LLB and LLM in Securities Law from Osgoode Hall and has been accredited with an ICD.D designation.

Public Board Membership in the past 5 years and Interlocking Directorships:

  Big 8 Split Inc. ─ No interlock
  G2 Goldfields Inc. (2010 - 2019)
  Equity Financial Holdings Inc. (2014 - 2017)
  5Banc Split Inc. (2014 - 2016)
26,250 DSUs

Nominee Director	Present Principal Occupation and Positions Held during the Preceding Five Years	Holdings(1)

DUNCAN MIDDLEMISS(5)(6)
Ontario, Canada

Age: 59
Status: Independent(3)
Director since:
November 25, 2020

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Government Relations
  Human Resources
  Mergers/Acquisitions
  Sustainability
  Technical/Mining

Mr. Duncan Middlemiss is the President and Chief  Executive Officer and a director of Wesdome Gold Mines  Ltd. Prior to joining Wesdome Gold Mines Ltd., he was  President and Chief Executive Officer and a director of  St. Andrew Goldfields Ltd. until its acquisition by Kirkland  Lake Gold Inc. in January 2016. Mr. Middlemiss joined  St. Andrew Goldfields Ltd. in July 2008 as General  Manager and Vice President Operations, later assuming  the role of Chief Operating Officer. He was appointed as  President and Chief Executive Officer in October 2013.

Mr. Middlemiss has extensive experience in the mining of  gold deposits in the Abitibi Greenstone Belt. He is the Past  Chair of the Ontario Mining Association and remains active  in the organization.

Mr. Middlemiss holds B. Sc. in mining engineering at Queen's University.

Public Board Membership in the past 5 years and
Interlocking Directorships:

  Wesdome Gold Mines Ltd. ─ No interlock
  Nordex Explosives Ltd. (2015 -2016)
  IDM Mining Ltd. (2017 - 2019)
26,250 DSUs

CHARLES E. PAGE(6)(7)
Ontario, Canada

Age: 69
Status: Independent(3)
Lead Director since:
November 25, 2020

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Government Relations
  Human Resources
  International Business
  Mergers/Acquisitions
  Sustainability
  Technical/Mining

Mr. Charles E. Page is a corporate director and has more  than 40 years of experience in the mineral industry. During  his career, Mr. Page has held progressive leadership roles  in developing strategies to explore, finance and develop  mineral properties in Canada and internationally. Mr. Page  worked at Queenston Mining Inc. in various capacities,  including President and Chief Executive Officer, from 1990  to its sale to Osisko Mining Corporation in 2012.

Mr. Page was appointed to the Board of Directors of the  Corporation as a nominee of Osisko Gold in accordance  with the terms and conditions of an Investment Agreement.

Mr. Page holds a Bachelor of Science degree in Geological  Science from Brock University and a Master of Science  degree in Earth Science from the University of Waterloo.  He is a Professional Geologist registered in the province of  Ontario and Saskatchewan and is also a Fellow of the  Geological Association of Canada.

Public Board Membership in the past 5 years and Interlocking Directorships:

  Osisko Gold ⎯ Interlock with John Burzynski, Joanne Ferstman and Sean Roosen
  Unigold Inc. ⎯ No Interlock
  Wesdome Gold Mines Ltd. (2015 - 2019)
25,000 Common Shares 39,370 DSUs 12,500 Warrants

Nominee Director	Present Principal Occupation and Positions Held during the Preceding Five Years	Holdings(1)

SEAN ROOSEN(2)
Québec, Canada

Age: 57
Status: Non Independent(3)
Director since: November 25, 2020

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Government Relations
  Human Resources
  International Business
  Mergers/Acquisitions
  Sustainability
  Technical/Mining

Mr. Sean Roosen is the Chair of the Board and Chief  Executive Officer of the Corporation. He is a founding  member and Executive Chair of Osisko Gold since  November 25, 2020. Prior to that, he was Chief  Executive Officer and Chair of the Board of Directors of  Osisko Gold. Mr. Roosen was a founding member of  Osisko Mining Corporation (2003) and of EurAsia  Holding AG, a European venture capital fund.

Mr. Roosen  has over 30 years of progressive  experience in the mining industry. As founder,  President, Chief Executive Officer and director of  Osisko Mining Corporation, he was responsible for  developing the strategic plan for the discovery, financing  and development of the Canadian Malartic Mine. He  also led the efforts for the maximization of shareholders'  value in the sale of Osisko Mining Corporation, which  resulted in the creation of Osisko Gold. Mr. Roosen is  an active participant in the resource sector and in the  formation of new companies to explore for mineral  deposits both in Canada and internationally.

In 2017, Mr. Roosen received an award from Mines and  Money Americas for best Chief Executive Officer in  North America and was, in addition, named in the "Top  20 Most Influential Individuals in Global Mining".

In prior years, he has been recognized by several  organizations for his entrepreneurial successes and his  leadership  in innovative sustainability practices.  Mr. Roosen is a graduate of the Haileybury School of  Mines.

Public Board Membership in the past 5 years and Interlocking Directorships:

  Osisko Gold ─ Interlock with John Burzynski, Joanne Ferstman and Charles E. Page
  Osisko Mining ─ Interlock with John Burzynski
  Victoria Gold Corp. ─ No Interlock
  Barkerville (2015 - 2019)
  Condor Petroleum Inc. (2011 - 2019)
  Dalradian Resources Inc. (2010 - 2018)
  Falco Resources Ltd. (2014 - 2019)
117,333 Common Shares 267,500 Options 53,166 Warrants

Nominee Director	Present Principal Occupation and Positions Held during the Preceding Five Years	Holdings(1)

ÉRIC TREMBLAY(2)(7)
Ontario, Canada

Age: 51
Status: Independent(3)
Director since: November 25, 2020

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Government Relations
  Human Resources
  International Business
  Mergers/Acquisitions
  Sustainability
  Technical/Mining

Mr. Éric Tremblay has more than 25 years of mine building  and mine operations experience, mostly at underground  mining operations, culminating in his current position as  Chief Operating Officer of Dalradian Resources Inc. and in  his previous position as General Manager at Canada's  largest gold mine, Canadian Malartic, which is jointly  owned by Agnico-Eagle Mines Limited and Yamana Gold  Inc. In 2014, his team achieved a record of more than  500,000 ounces of production at a cost under $700/oz.  Previously, Mr. Tremblay was General Manager at  IAMGOLD's Westwood Project, where he participated in  closure of the Doyon Mine and construction of the  Westwood Project. Mr. Tremblay was charged with  completing the permitting, scoping study, feasibility study,  surface construction and underground development at  Westwood. Further, while at IAMGOLD, he was General  Manager of the Sleeping Giant Mine, an underground mine  using multiple mining methods (long hole, shrinkage, room  and pillar). His mandate was to optimize production and  return the mine to profitability. Previous positions included  Underground Superintendent at Cambior's Mouska Mine,  Underground Captain/Project Engineer/Senior Supervisor  over a seven-year period at Cambior and Barrick's Doyon  Mine, where he was involved in mine-planning,  construction, development and production.

Mr. Tremblay graduated from Laval University with a B.Sc. in mining engineering and mineral processing.

Public Board Membership in the past 5 years and Interlocking Directorships:

  Nighthawk Gold Corp. - No Interlock
  Talisker Resources Ltd. - No Interlock
  Dalradian Resources Inc. (2015 - 2018)
  Barkerville (2019 - 2019)
2,700 Common Shares 26,250 DSUs

NOTES:

(1) The Board of Directors, following the recommendation of the Human Resources Committee, approved on December 22, 2020 a Securities Ownership Guideline that is only applicable to non-executive directors. The ownership level was established at two times the basic retainer and DSUs and shall have three years to comply with the ownership requirements from the date of election or appointment.

(2) Member of the Environmental and Sustainability Committee. Mr. Éric Tremblay is Chair of the Environmental and Sustainability Committee.

(3) "Independent" refers to the standards of independence established in sections 1.4 and 1.5 of the Regulation 52-110 respecting Audit and Risk Committees ("Regulation 52-110").

(4) Mr. John Burzynski will not stand for re-election for the Osisko Gold board of directors, which term is expected to terminate on May 12, 2021.

(5) Member of the Audit and Risk Committee. Ms. Michèle McCarthy is Chair of the Audit and Risk Committee.

(6) Member of the Human Resources Committee. Mr. Duncan Middlemiss is Chair of the Human Resources Committee.

(7) Member of the Governance and Nomination Committee. Mr. Éric Tremblay is Chair of the Governance and Nomination Committee.

Director Independence

A director is not independent if such director has a direct or indirect relationship that the Board believes could reasonably be expected to interfere with the ability to exercise independent judgment.

As of the date of this Circular, six (6) of the Corporation's seven (7) nominee directors are independent.

Mr. Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not meet the independence standards as an executive officer of the Corporation. As at the date hereof, Misses Ferstman and McCarthy and Messrs. Burzinsky, Middlemiss, Page and Tremblay meet the independence standards pursuant to provisions of Regulation 52-110 and Regulation 58-101 respecting Disclosure of Corporate Governance Practices ("Regulation 58-101").

The Corporation does not have an executive committee of its Board of Directors.

Interlocking Directorships

As of the date of the Circular, there are no interlocks of the independent director nominees serving on the compensation or equivalent committee or board of directors of another reporting issuer which has any executive officer or director serving on the Human Resources Committee ("HR Committee") or Board of Directors of the Corporation. However, there are a number of interlocking relationships, namely: Ms. Joanne Ferstman, Messrs. Buzynski, Roosen and Page whom serve on the board of directors of Osisko Gold, which is the parent company of the Corporation and the interlocking relationships involving Messrs. Roosen and Burzynski whom both serve on the board of directors of Osisko Mining. The Board assessed the interlock and determined that there was no conflict or other concerns for the Corporation. Mr. John Burzynski will not stand for re-election of the board of directors of Osisko Gold, which term is expected to terminate on May 12, 2021.

Corporate Cease Trade Orders

The information pertaining to the Corporation's cease trade orders and bankruptcies, or penalties or sanctions, not being within the knowledge of the Corporation, has been furnished by the proposed directors.

To the knowledge of the Corporation, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an "Order"), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

Bankruptcies, or Penalties or Sanctions

To the knowledge of the Corporation, none of the proposed nominee directors:

(a) is, as at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

2.3 Appointment of Auditor

The Board of Directors and the Audit and Risk Committee of the Corporation recommend that Shareholders vote for the appointment of PwC, a partnership of chartered professional accountants, as independent auditor of the Corporation for the fiscal year ending December 31, 2021 and to authorize the directors to establish its remuneration. PwC was originally appointed on November 20, 2020.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to VOTE FOR the re- appointment of PwC, Chartered Professional Accountants, as independent auditor of the Corporation and for the directors to fix its remuneration.

2.4 Approval of the Corporation's existing Stock Option Plan

At the Meeting, Shareholders will be asked to consider and if deemed advisable, to pass, with or without amendments, an ordinary resolution to approve the Corporation's existing Stock Option Plan (the "SOP").

Pursuant to the policies of the TSX Venture Exchange, a "rolling" evergreen plan is required to be re- approved by Shareholders on an annual basis at the Corporation's annual meeting.

For additional particulars on the terms and conditions of the Corporation's SOP, please refer to the heading "Options" in this Circular.

As of March 22, 2020, 1,163,800 Options are outstanding under the SOP, and a maximum of 12,156,498 additional Options may be granted (based on the current issued capital of 133,202,982 Common Shares), provided, however, that the number of Common Shares reserved for issuance from the treasury under the SOP and under all other security based compensation arrangements of the Corporation and its subsidiaries shall not exceed 10% of the issued and outstanding Common Shares of the Corporation. Notice of Options granted under the SOP must be given to the TSX Venture Exchange on a monthly basis. Any amendments to the SOP must also be approved by the TSX Venture Exchange and, if necessary, by the Shareholders, prior to becoming effective. Existing incentive Options are not affected by the vote at the Meeting with respect to the SOP. Accordingly, Shareholders will be asked to pass an ordinary resolution, in substantially the following form, to re-approve the SOP:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Corporation's existing SOP, as described in this Circular, be and is hereby ratified and approved; and

2. any director or officer of the Corporation be and the same is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, including to make any changes to the SOP if required by the TSX Venture Exchange, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

Accordingly, the Board of Directors and Management are recommending that Shareholders vote FOR the approval of the Corporation's existing SOP. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to vote FOR the Corporation's existing SOP. The proposal requires the approval of a majority of the votes cast at the Meeting.

A copy of the Corporation's SOP is available on the Corporation's website at https://osiskodev.com/about/#governance.

PART 3: ABOUT OSISKO DEVELOPMENT

3.1 Corporate Governance Practices

The Corporation believes in the importance of a strong Board of Directors and sound corporate governance policies and practices to direct and manage our business affairs. Good corporate governance is essential to retaining the trust of our Shareholders, attracting the right people to the organization and maintaining our social license in the communities where we work and operate. The Corporation also believes that good governance enhances its performance.

The Corporation's governance framework is evolving as the Corporation continues to grow. Its governance policies also respect the rights of Shareholders and comply with the rules of the Canadian Securities Administrators ("CSA") and the TSX Venture Exchange.

The Board has adopted board and committee charters as well as other appropriate policies and practices. Independent directors are expected to hold in-camera meetings at each regular and ad hoc board and committee meeting. A copy of the Corporation's Code of Ethics, as well as Board and Committee charters, are posted on the Corporation's website at https://osiskodev.com/about/#governance and can be requested via email at info@osiskodev.com.

The following discussion outlines some of the Corporation's current corporate governance practices, particularly with respect to the matters addressed by Policy Statement 58-201 to Corporate Governance Guidelines (the "Canadian Guidelines") and Regulation 58-101 adopted by the CSA.

Code of Ethics

The Board has adopted a Code of Ethics applicable to all of its directors, officers and employees, including the Chair of the Board and Chief Executive Officer, the Lead Director, the President, the Chief Financial Officer and Vice President, Finance and other persons performing financial reporting functions.

The Code of Ethics communicates to directors, officers and employees standards for business conduct in the use of the Corporation's time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Ethics and is asked to sign an acknowledgement that the standards and principles of the Code of Ethics will be maintained at all times on the Corporation's business. The Code of Ethics is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Ethics violations; and (d) accountability for adherence to the Code of Ethics. Violations from standards established in the Code of Ethics, and specifically under internal accounting controls, are reported to the Chief Financial Officer and Vice President, Finance and Corporate Secretary and can be reported anonymously. The Chief Financial Officer and Vice President, Finance and Corporate Secretary will report to the Audit and Risk Committee, which will report to the Board any reported alleged violations at least quarterly, or more frequently depending on the specifics of the reported alleged violation.

The President, the Chair and Chief Executive Officer and the Governance and Nomination Committee are responsible for promoting a corporate culture, which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all directors, officers and employees of the Corporation. The Corporation's Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

The Code of Ethics is distributed to and signed by each of the Corporation's employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation's Code of Ethics. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by directors, officers and designated employees.

The Corporation's Code of Ethics provides that directors, officers and employees must avoid conflicts of interests, both real and perceived. In practice, should a director have a material interest or be otherwise in conflict of interest with respect to a transaction or agreement considered by the Board, he/she must disclose his/her conflict of interest and withdraw from any discussions, assessment or decision related to the particular transaction or agreement.

In the event any transactions or agreements are contemplated in respect of which a director or executive officer has a material interest, the matter must be initially reviewed by the Audit and Risk Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

In addition, the Board has established under the Corporation's Internal Whistleblowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or any other wrongdoing, including in connection with the Corporation's Code of Ethics submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters. To help in this process, the Corporation established an Ethics Line, which is a phone and internet-based reporting system (1-877-378-7347 or ethics@osiskodev.com).

There have been no reports filed that pertain to any conduct of a director, an officer or an employee that constitutes a departure from the Code of Ethics.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Code of Ethics is available on the Corporation's website at https://osiskodev.com/about/#governance.

3.2 Role of the Board of Directors

The primary responsibility of the Board is to supervise the management of the business and affairs of the Corporation. In discharging its fiduciary duties, Board members are expected to use their experience and expertise to guide Management and ensure good governance practices are adhered to. The Board oversees the Corporation's systems of corporate governance and financial reporting and controls to ensure that the Corporation reports adequate and reliable financial and other information to Shareholders and engages in ethical and legal conduct.

The Corporation expects each member of its Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Corporation and its stakeholders. The Chair does not have a second or casting vote in the case of equality of votes in any matter brought before the Board.

In addition to possessing the requisite skill and experience required to carry out their functions, directors must demonstrate a track record of honesty, integrity, ethical behaviour, fairness and responsibility and a commitment to representing the long-term interests of the Corporation's stakeholders. They must also be able to devote the time required to discharge their duties and responsibilities effectively.

In addition to the foregoing, each director is expected to:

• Develop an understanding of the Corporation's strategy, business environment, the market in which the Corporation operates and its financial position and performance;

• Be willing to share expertise and experience with Management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;

• Diligently prepare for each Board and Committee meeting by reviewing all of the meeting materials in advance of the meeting date;

• Actively and constructively participate in each meeting and seek clarification when necessary to fully understand the issues being considered;

• Leverage experience and wisdom in making sound strategic and operational business decisions; and

• Demonstrate business acumen and a mindset for risk oversight.

A copy of the Charter of the Board of Directors is attached in this Circular as Schedule "A".

Committees of the Board

The Board has established four standing committees, namely: the Audit and Risk Committee, the Human Resources Committee, the Environmental and Sustainability Committee and the Governance and Nomination Committee. Following is a description of the authority, responsibilities, duties and function of such committees.

Audit and Risk Committee

The Audit and Risk Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) the integrity and transparency of the Corporation's financial statements and the independent audit thereof; (iii) selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) evaluating the independence of the external auditors; (v) the Corporation's risk identification, assessment and management program; and (vi) in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by Management as to non- audit services provided by the auditors to the Corporation.

The Board has adopted the Audit and Risk Committee Charter, mandating the role of the Audit and Risk Committee in supporting the Board in meeting its responsibilities to Shareholders. A copy of the Charter of the Audit and Risk Committee is attached in this Circular as Schedule "B".

Since the Corporation was launched on November 25, 2020, the Audit and Risk Committee met only one time during the most recently completed financial year. Effective November 25, 2020, the Audit and Risk Committee is composed of the following three (3) independent directors:

⎯ Ms. Michèle McCarthy (Chair)

⎯ Ms. Joanne Ferstman

⎯ Mr. Duncan Middlemiss

All members of the Audit and Risk Committee are "financially literate" and Ms. Joanne Ferstman is deemed to be a "financial expert", within the meaning of applicable regulations. In considering criteria for determination of financial literacy, the Board assesses the ability to understand financial statements of the Corporation. In determining accounting or related financial expertise, the Board considers familiarity with accounting issues pertinent to the Corporation, past employment experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individuals' financial sophistication.

Relevant Education and Experience

The following sets out the Audit and Risk Committee members' education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Michèle McCarthy:

Ms. Michèle McCarthy is the President of McCarthy Law Professional Corporation, and President and Chief Executive Officer of Independent Review Inc. She is an experienced corporate director and has significant experience in corporate restructuring and regulatory compliance. Ms. McCarthy was the Chair of the boards of Sandy Lake Gold Inc., Big 8 Split Inc., TD Split Inc. and 5Banc Split Inc. She also served as a director and member of the Audit Committee and Risk Management Committees at Equity Financial Holdings Inc. She is the former Chair of the Toronto Port Authority and member of the Small Business Advisory Committee of the Ontario Securities Commission.

Ms. McCarthy serves on the boards of the McMichael Foundation, The Rekai Centres and the Honourable Company of Freemen of the City of London in North America. She also served on the boards of Canada's National Ballet School, the St. George's Society of Toronto, the University of Toronto (Trinity College) and the Humber Memorial Hospital.

Ms. McCarthy holds an LLB and LLM in Securities Law from Osgoode Hall and has been accredited with an ICD.D designation.

Joanne Ferstman

Ms. Ferstman (Chair) is a corporate director, sitting on a number of public company boards. From 2013 to 2014, Ms. Ferstman was a Director of Osisko Mining Corporation. Since November 2020, she is a director of Osisko Development. Ms. Ferstman was until June 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. Prior to taking this position on January 31, 2011, Ms. Ferstman was Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a diversified wealth management public company that managed and advised over $75 billion of assets under management and administration, including the Dynamic Funds family, at the time it was sold to the Bank of Nova Scotia in early 2011. Prior to 2009, Ms. Ferstman was Executive Vice President and Chief Financial Officer of DundeeWealth Inc. and Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation. In these senior financial roles, Ms. Ferstman was intimately involved in all corporate strategy, including acquisitions and financings, and had responsibility for all public financial reporting. Additionally, Ms. Ferstman was regularly Dundee's nominee on investee company boards and audit committees in both the resources and real estate sectors.

Over 18 years, Ms. Ferstman has held a variety of executive positions with the Dundee group of companies until her retirement in June 2012. Prior to joining the Dundee group of companies, Ms. Ferstman spent five years at a major international accounting firm. She served on the board of directors of Aimia Inc. from June 2008 to June 2017. Ms. Ferstman currently serves as Chair of the board of Dream Unlimited Corp, including serving as Chair of the Audit Committee, member of the Organization & Design Committee and member of the Leaders & Mentors Committee. She also serves as a director of Cogeco Communications Inc., including serving as Chair of the Audit Committee and a member of the Strategic Opportunities Committee. In August 2018 she was appointed to the board of the directors of ATS Automation Tooling Systems Inc. and currently serves as Chair of its Audit Committee and serves as a member of the Human Resources Committee. Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Duncan Middlemiss:

Mr. Duncan Middlemiss is the President and Chief Executive Officer and a director of Wesdome Gold Mines Ltd. Prior to joining Wesdome Gold Mines Ltd., he was President and Chief Executive Officer and a director of St. Andrew Goldfields Ltd. until its acquisition by Kirkland Lake Gold Inc. in January 2016. Mr. Middlemiss joined St. Andrew Goldfields Ltd. in July 2008 as General Manager and Vice President Operations, later assuming the role of Chief Operating Officer. He was appointed as President and Chief Executive Officer in October 2013.

Mr. Middlemiss has extensive experience in the mining of gold deposits in the Abitibi Greenstone Belt. He is the Past Chair of the Ontario Mining Association and remains active in the organization.

Mr. Middlemiss holds B. Sc. in mining engineering at Queen's University.

Audit and Risk Committee Oversight

At no time since the commencement of the Corporation's most recent completed financial year was a recommendation of the Audit and Risk Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemptions in Sections 2.4 and 6.1.1 of Regulation 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of Regulation 52-110.

Pre-Approval Policies and Procedures

The Audit and Risk Committee has not adopted any specific policies and procedures for the engagement of non-audit services. However, any non-audit service shall be submitted to the Audit and Risk Committee for approval.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditor in the last fiscal year are as follows:

	2020(1)	2019(2)
Audit fees	350,000	n/a
Audit-related fees	20,300	n/a
Tax fees(3)	40,912	n/a
All other fees(4)	24,150	n/a
Total	435,362	n/a

NOTES:

(1) These amounts relate to the RTO Transaction.

(2) The Corporation was launched on November 25, 2020, therefore no fees were incurred in 2019.

(3) These tax-related fees were incurred as part of the RTO Transaction.

(4) These fees relate to the San Antonio project acquisition completed in August 2020.

Human Resources Committee

The HR Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified management and employees. The HR Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives. It is also responsible to oversee treatment of complaints received pursuant to the Policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints.

Since the Corporation was launched on November 25, 2020, the HR Committee met only one time during the most recently completed financial year. Effective November 25, 2020, the HR Committee is composed of the following three (3) independent directors:

⎯ Mr. Duncan Middlemiss (Chair)

⎯ Ms. Joannne Ferstman

⎯ Mr. Charles E. Page

Environmental and Sustainability Committee

The Environmental and Sustainability Committee is a committee of the Board of Directors of the Corporation to which the Board delegates its responsibility to oversee certain health, safety, corporate social responsibility and environmental matters and to recommend to the Board the steps to be taken in connection with these areas of activity.

The Environmental and Sustainability Committee has the general mandate to: (i) review the corporate policies and guidelines, systems and controls that are prepared and/or implemented by management in connection with the activities of the Corporation in respect of the work environment (occupational health, safety and training matters); (ii) the human environment (corporate social responsibility matters) and the physical environment (environmental matters); (iii) deals with all matters relating to these three (3) areas of activities, including, without restriction, evaluating the Corporation's overall performance in respect of the above-described areas of activities as well as how the work, human and physical environments affect the Corporation, makes relevant recommendations to the Board in respect of any of the foregoing, and oversees the implementation and administration thereof.

Since the Corporation was launched on November 25, 2020, the Environmental and Sustainability Committee has not held any meetings during the most recently completed financial year. Effective November 25, 2020, the Environmental and Sustainability Committee is composed of the following three (3) directors:

⎯ Mr. Éric Tremblay (Chair) (Independent)

⎯ Mr. John Burzinsky (Independent)

⎯ Mr. Sean Roosen (Non-Independent)

Governance and Nomination Committee

The Governance and Nomination Committee is responsible for the monitoring of the Corporation's corporate governance and nomination matters.

The Governance and Nomination Committee has the general mandate to (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally;

(ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and

(iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Governance and Nomination Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Governance and Nomination Committee is also responsible for recommending to the Board new candidates for directors and to assist the Board in the assessment of the performance of the Board and its committees and of individual directors.

Since the Corporation was launched on November 25, 2020, the Governance and Nomination Committee has not held any meetings during the most recently completed financial year. Effective November 25, 2020, the Governance and Nomination Committee is composed of the following three (3) independent directors:

⎯ Mr. Éric Tremblay (Chair)

⎯ Ms. Michèle McCarthy

⎯ Mr. Charles E. Page

Board Effectiveness Assessment

Since the Corporation was launched on November 25, 2020, the Corporation has not implemented a formal procedure for assessing the performance of the Board and its standing Committees for 2020. The Corporation will be implementing a Board assessment process for 2021.

Board's Skills Matrix

The Governance and Nomination Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long-term and identifying new candidates to stand as nominees for election or appointment as directors.

The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board.

NOTES:

The Governance and Nomination Committee shall annually review the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses as of March 29, 2021:

SKILLS
Directors
John Burzinsky	4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Joanne Ferstman	4	✓	✓				✓	✓		✓
Michèle McCarthy	4	✓	✓		✓	✓	✓	✓	✓	✓
Duncan Middlemiss	4	✓	✓	✓		✓	✓	✓	✓	✓
Charles E. Page	4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sean Roosen	4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Éric Tremblay	4	✓	✓	✓	✓	✓	✓	✓	✓	✓

NOTES:

(1) Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.

(2) Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post- business continuation; and (iii) general legal requirements in M&A.

(3) Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction/development/planning/scheduling/monitoring of construction/contract administration/forecasting; and (iv) understanding of marketing of metals.

(4) International Experience: Consists of: (i) experience in dealing with different legislative and cultural environments; (ii) understanding foreign legislative process; and (iii) understanding opportunities and risk in non-Canadian jurisdictions.

(5) Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy-making, lobbying, etc.).

(6) Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.

(7) Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(8) Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.

(9) Management: Ability to plan, operate and control various activities of a business.

Harassment Policy

November 25, 2020, the Board of Directors adopted a policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints (the "Harassment Policy"). The Corporation does not tolerate nor accept any form of psychological or sexual harassment. The Harassment Policy is intended to prevent and put an end to any situation of psychological or sexual harassment in its business, including any form of discriminatory harassment. The Harassment Policy also provides for intervention measures applicable to harassment complaints filed or situations of harassment reported to the Corporation. All communications are forwarded directly to the Chair of the HR Committee, the Chief Financial Officer and Vice President, Finance and the Vice President, Exploration.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

Securities Ownership

A securities ownership guideline (the "Guideline") for all non-executive directors was adopted by the Board of Directors, upon recommendation of the HR Committee, on December 22, 2020, in order to further align the long-term interests of the Corporation's Shareholders and that of its directors. The Guideline provides direction to non-executive directors of the Corporation as to the level and amounts of ownership considered satisfactory in meeting the ownership requirements. Accordingly, non-executive directors are required to hold Common Shares of the Corporation in an amount equivalent to two times their basic annual retainer and annual DSU grant. The ownership requirements can be met through the holding of Common Shares and DSUs. Newly elected or appointed directors have three years to comply with the ownership requirements from the date of election or appointment. In addition, the HR Committee and the Board also established the method of calculation for the determination of the value of the securities held, which is based on the TSX Venture Exchange closing price of the Common Shares of the Corporation on December 31st or, if this date is not a trading day, on the last TSX Venture Exchange trading day of the year.

Policy regarding the Diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On November 25, 2020, the Board adopted a policy regarding the diversity of the Board of Directors (the "Diversity Policy"), following recommendations of the Governance and Nomination Committee. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing individuals from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well- functioning Board, which will assist the Corporation to achieve its long-term goals.

At all times, the Corporation seeks to maintain a Board comprised of talented and dedicated directors with a mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which the Corporation operates. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Corporation will consider candidates using objective criteria having due regard to the benefits of diversity and the needs of the Board.

The Corporation aspires to have and maintain at least thirty percent (30%) of women representation on the Board of the Corporation. The Board has not adopted formal targets for each of the other "designated groups" as defined in the Employment Equity Act, as the Board considers the representation of the "designated groups" in the process of selecting individual candidates.

With a view to enhancing Board diversity, the Governance and Nomination Committee will be guided by the following principles when recommending nominees for appointment to the Board:

  all candidates who are highly qualified based on their experience, expertise, skills and qualities; and
  candidates will be evaluated based upon their expertise with reference to skills identified as required by the Board in accordance with the director skills matrix.

In addition, when assessing the composition of the Board, the Governance and Nomination Committee's principal focus is on ensuring that the Board has the diverse experiences, skills and backgrounds needed to oversee collectively the business of the Corporation. The Governance and Nomination Committee takes a balanced approach when considering the extent to which personal characteristics are taken into account to ensure the Board can fulfill its role in all respects.

The Diversity Policy is reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's management information circular. A copy of the Diversity Policy is available on the Corporation's website at https://osiskodev.com/about/#governance.

Further, the Chair of the Board and Chief Executive Officer of the Corporation has been a member of the "30% Club" since March 2017. The "30% Club" promotes gender balance on boards to encourage better leadership and governance. In addition, the "30% Club" also aims to develop a diverse pool of talent for all businesses through the efforts of its members who are committed to better gender balance at all levels of their organizations.

As of the date hereof, Ms. Joanne Ferstman and Ms. Michèle McCarthy represent 29% of the total number of Directors.

Policy regarding the Diversity in Corporate Talent

The Corporation is committed to diversity among its Management team. On November 25, 2020, the Board adopted a policy regarding the diversity in corporate talent (the "Management Diversity Policy") following recommendations of the HR Committee.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together individuals from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity as defined in the Management Diversity Policy ("Diversity") to be an important attribute of a well-functioning company, which will assist the Corporation to achieve its long-term goals.

The Corporation believes that Diversity enriches discussions and performance of its team in the pursuit of its short and long-term corporate objectives. Furthermore, the Corporation believes promotion of Diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for senior management roles in light of the needs of the Corporation without focusing on a single Diversity characteristic and, accordingly, has not adopted specific corporate talent Diversity goals other than the gender representation target. As part of its strategy to recruit and maintain a diversified organization, the Corporation will:

  promote Diversity within its team, with particular emphasis on gender diversity;
  promote the contribution of women and other members of the Designated Groups as defined in the Management Diversity Policy ("Designated Groups") to the success of the organization;
  assist in the development of women and other members of the Designated Groups within the organization through training, inside sponsorship and outside mentoring;
  for every open position within the organization, promote the candidacy of at least one female and a representation of the other members of the Designated Groups be considered as potential candidates;
  encourage an awareness in all staff of their rights and responsibilities with regard to fairness, equity and respect for all aspects of Diversity;
  actively participate in internal and external initiatives to promote Diversity in its industry with specific focus on gender diversity; and
  provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Corporation will aim to have 25% of senior management roles held by women. The Corporation has not adopted formal targets for each of the other members of the Designated Groups, as the Corporation considers the representation of the other members of the Designated Groups in the process of selecting individual candidates.

The Management Diversity Policy will be reviewed annually by the HR Committee to ensure it is effective in achieving its objectives. Any changes to the Management Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's management information circular. A copy of the Management Diversity Policy is available on the Corporation's website at https://osiskodev.com/about/#governance.

As of the date hereof, the Vice President, Exploration represents 13% of the eight members of senior Management.

Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for non- executive directors in order to balance the benefits of experience with the need for new perspectives to the Board while maintaining an appropriate degree of continuity and adequate opportunity for transition of Board and Board Committee roles and responsibilities. Accordingly, the Board adopted on November 25, 2020, following the recommendations of the Governance and Nomination Committee, a policy regarding the tenure on the Board of Directors (the "Board Tenure Policy").

The Governance and Nomination Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing non- executive directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation's Policy regarding the diversity of the Board of Directors (as more fully described below).

In order to assist the Governance and Nomination Committee and the Board in succession-planning for non-executive directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-executive directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

(a) such director has served 12 years following the date on which the director first began serving on the Board (the "Term Limit"); or

(b) such director has reached the age of 72 years old on or before the date of the annual or special meeting of Shareholders of the Corporation called in respect of the election of directors (the "Retirement Age");

provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such director reaches the Retirement Age (collectively the "Board Tenure Limits").

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth consecutive time by the Shareholders. Once a non-executive director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such director has continued to receive satisfactory annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

(a) the director has received positive annual performance assessments;

(b) the Governance and Nomination Committee believes it is in the best interests of the Corporation that the director continues to serve on the Board; and

(c) the director has been re-elected annually by the Corporation's shareholders in accordance with the Corporation's Majority Voting and Director Resignation Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendation by the Governance and Nomination Committee.

In addition, directors are expected to inform the Chair of the Board or the Lead Director of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such director's continuance as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board or the Lead Director with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including directors' past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation's website at https://osiskodev.com/about/#governance.

Policy on Recovery of Incentive Compensation

On November 25, 2020, the Board, following the recommendation of the HR Committee, adopted a written Policy on Recovery of Incentive Compensation (the "Policy" - also commonly known as a "Clawback Policy") which will apply to the Named Executives and other executive officers of the Corporation (including former executive officers). This Policy allows the Board, in its discretion, to establish and reserve the right to recover all or portion of (i) the short-term incentive program (the "Annual Incentive Compensation") and (ii) all cash based and equity based compensation awarded to the Corporation's Executive Officers (collectively, the "Incentive Compensation") in direct relation to and upon the occurrence of the following which shall be deemed an event that would require a recalculation:

(i) such amount received by a Named Executive or any other executive officer was calculated based on, or contingent on, achieving: (a) certain financial results that are subsequently the subject of or affected by a restatement of all or a portion of the Corporation's financial statements or (b) reported reserves or resources which are subsequently determined to be overstated;

(ii) a Named Executive or any other executive officer was involved in gross negligence, intentional misconduct or fraud that caused or partially resulted in such restatement, misstatement or overstatement; and

(iii) the Incentive Compensation payment received would have been lower had the financial results, production results or reserves and resources been properly reported.

The Policy affects future awards made under the short-term and long-term incentive program. Further, Management of the Corporation will continue to monitor, in conjunction with the HR Committee, the evolution of regulatory framework in Canada with respect to compensation policies and ensure that the Policy is reviewed annually and is properly aligned with Shareholders' best interests.

PART 4: NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

4.1 Directors Compensation

Retainer, attendance fees and share-based remuneration

The directors' total compensation was approved by the Board of Directors on December 22, 2020 and will be reviewed by the HR Committee on an annual basis. The HR Committee is of the opinion that the adopted compensation structure is reasonable and aligns the interests of directors with those of Shareholders over the long-term, particularly as equity is delivered in the form of DSUs.

The HR Committee oversees directors' compensation and determines, from time to time, the respective value of the annual retainer and DSU grant to be made to non-executive directors and makes its recommendation to the Board of Directors.

An annual retainer and attendance fees for Board and its standing Committees are paid on a quarterly basis to non-executive directors only.

The Board of Directors makes fixed value DSU grants to non-executive directors. The Board of Directors adopted the DSU plan (the "DSU Plan"), which is further described below under the heading "DSU Plan", and elected to fix an annual value to such grant at approximately $120,000 for the non-executive Board members and approximately $180,000 for the lead director ("Lead Director"). Furthermore, each new non- executive director is granted an initial one-time grant having a value of approximately $200,000. The Lead Director is granted an initial one-time grant having a value of approximately $300,000. Such initial DSU grants (the "Initial DSU Grants") are consistent with the practice of welcoming new non-executive Board members by making an initial long-term incentive award. With respect to the annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro- rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months.

Non-executive directors are not eligible to receive Options.

All annual and initial DSU grants, as well as annual retainers and attendance fees paid to non-executive directors are described below:

RETAINERS
ANNUAL RETAINERS ⎯ Board	AND FEES
($)
Non-executive director of the Board	40,000
Additional retainer allocated to the Lead Director of the Board	60,000
ANNUAL RETAINERS ⎯ Committees/Members and Chairs	($)
Chair of the Audit and Risk Committee	20,000
Chair of all other Committees	10,000
Non-executive member of a Committee	5,000
PER MEETING FEES ⎯ Attendance/Travel	($)
Board and Committee Meeting Attendance Fees
(in person or via conference call)	1,500
Board and Committee Meeting Per Diem Fee
(payable to non-executive directors who are required to travel for at
least four hours to attend a meeting)	1,000
DSUs ⎯ Initial and Annual ($ Value)	($)
Annual grant to the Lead Director of the Board	180,000
Annual grant to a non-executive director of the Board	120,000
Initial one-time grant to the Lead Director	300,000
Initial one-time grant to a new non-executive director	200,000

4.2 Statement of Executive Compensation

Compensation governance

For purposes of this Circular, named executives ("Named Executives") of the Corporation means, at any time during the most recently completed financial year:

(i) The Corporation's chief executive officer ("CEO");

(ii) The Corporation's chief financial officer ("CFO"); and

(iii) The most highly compensated executive officer other than the CEO and CFO at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year.

During the Corporation's fiscal year ended December 31, 2020, the following individuals were Named Executives of the Corporation:

- Sean Roosen, Chair and Chief Executive Officer;

- Chris Lodder, President;

- Benoit Brunet, Chief Financial Officer, Vice President, Finance and Corporate Secretary.

The Board of Directors of the Corporation is responsible for establishing and administrating a compensation program for the Named Executives of the Corporation. The Board of Directors has delegated the oversight of the compensation program and human resources matters to the HR Committee, which is composed entirely of independent directors.

The HR Committee has the responsibility to ensure that the Corporation attracts and retains a senior leadership team that will develop and execute a strategic plan, through which is expected to deliver superior value over the long-term to the Corporation's Shareholders and other stakeholders. In carrying out its duties, the HR Committee consults the Chair and Chief Executive Officer, the President, the Chief Financial Officer and Vice President, Finance and Corporate Secretary. The HR Committee may also hire and retain, from time to time, the services of external consultants, at its discretion. The HR Committee also reviews various senior management development programs, as well as a succession plan for key positions.

Succession Planning

As part of the mandate of the HR Committee, the members of the HR Committee shall have the opportunity to evaluate potential successors to senior Management. In addition, the HR Committee shall also monitor training and development programs of Management.

Compensation discussion and analysis

The compensation philosophy of the Corporation is based on providing a highly competitive base salary, along with short and long-term incentives that will provide the Management team with a high payout on the achievements of key strategic goals, which will create value for Shareholders and other stakeholders over the long-term.

In establishing the compensation programs for the Named Executives, the HR Committee shall monitor compensation trends within the mining industry and seeks input from external advisors as required and may also conduct comparative studies. One of the key responsibilities of the HR Committee is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize Shareholder value.

In addition, the HR Committee shall monitor and review the inherent risks related to the compensation program.

Independent Compensation Consultants

The HR Committee has retained the services of Hugessen Consulting Inc. ("Hugessen") in order to perform a review and analysis of the executive officers overall compensation for 2021.

Compensation Comparator Group

Since the Corporation was launched on November 25, 2020, the Corporation has not established a peer group.

Compensation Policy

As is typical in the mining industry, the Corporation's executive compensation policy is comprised of a combination of cash, Option grants and RSU grants to Named Executives.The Corporation's executive compensation philosophy shall take into account the following objectives:

• Attract, motivate and retain highly qualified and experienced executives;

• Recognize and reward contributions to the success of the Corporation as measured by the accomplishment of performance objectives;

• sEnsure that a significant proportion of compensation is directly linked to the success of the Corporation while not encouraging excessive or inappropriate risk-taking;

• Promote adherence to the high standards and values reflected in the Corporation's Code of Ethics;

• Ensure retention by setting total direct compensation targets at a level that is competitive with the markets in which the Corporation competes; and

• Protect long-term Shareholder interests by ensuring Named Executives and other interests are aligned with those of Shareholders.

The combination of base salaries, annual incentive, Option grants and RSU grants (which are full value phantom shares, payable in cash or in Common Shares, at the Corporation's discretion, as at the end of the three-year vesting period), reflects the Corporation's evolving nature and is intended to attract and retain talent in a competitive employment market. Grant of Options and RSUs to Named Executives are made on an annual basis, at a moment deemed appropriate by the HR Committee. Annual incentive, Option grants and RSU grants (timed-based and performance-based) represent the value at risk portion of the total compensation of each Named Executive.

For any grant, Options vest as to one third of the total grant at each of the first three anniversaries of such grant, unless otherwise decided by the HR Committee, as provided for in the SOP. RSU grants are generally subject to the following vesting terms: one half (1/2) is time-based and vests on the third anniversary of such grant while the remaining half (1/2), which also vests on the third anniversary of such grant, is subject to the achievement of approved long-term objectives over a three-year period. Since the Corporation was launched on November 25, 2020, no RSUs were granted and no long-term objectives were established in 2020. The HR Committee considers that such performance criteria improves Named Executives' alignment with Shareholders' interests and further promotes value creation and such long-term performance criteria will be approved in 2021.

Options and RSUs also enable the Corporation to balance the ratio of long-term to short-term compensation to levels commensurate with mining industry companies and to enhance Named Executives' alignment with Shareholder value creation. The SOP, RSU Plan and the DSU Plan are further described below.

Base Salary

As part of the reverse takeover bid transaction involving the Corporation whereby Osisko Gold transferred certain mining assets and marketable securities to the Corporation on November 25, 2020 (the "RTO Transaction"), it was determined that the employment terms of the Named Executives would originally remain the same as the respective terms existing between such Named Executive and Osisko Gold or Barkerville prior to the RTO Transaction. The compensation of Mr. Roosen was however treated differently as his total compensation received from Osisko Gold prior to the RTO Transaction would remain at the same level but would be assumed equally between Osisko Gold and the Corporation.

The base salary is the only fixed component of the compensation of the Named Executives. Through the review by Hugessen, the Corporation's objective is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers' experience, competencies and track record of accomplishments and preserving a "team approach" toward remuneration. Salary levels shall therefore take into account the overall corporate performance of the Corporation, comparative market data and individual performance.

Annual Incentive Compensation

The HR Committee believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

The annual incentive program for the Named Executives is based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, based on recommendation of the HR Committee. While the target for annual incentive compensation for Named Executives has been contractually established at 100% of their respective base salary, with the exception of Mr. Brunet's target, which was established at 50%, the Board of Directors retains full discretion in assessing such achievement. In addition, the Board may also factor in individual achievement, if warranted. For greater certainty, annual incentive compensation does not represent a guaranteed compensation item for the Named Executives as the determination of the performance relating to such compensation remains the sole prerogative of the Board of Directors who can decide not to pay any bonus to any Named Executive.

Since the Corporation was launched as part of RTO Transaction completed on November 25, 2020, no performance review was completed by it in respect of the most recently completed financial year end. Because the assets of the Corporation were held for most of the year 2020 by Osisko Gold, the Corporation's parent company, the review of performance was conducted by Osisko Gold.

Long-Term Incentive Compensation

The HR Committee shall manage the Corporation's equity plans with full authority. The HR Committee shall consider ad hoc and annual grants of Options, RSUs and DSUs based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, for participants other than himself. The HR Committee, in turn, shall consider such recommendations and, as appropriate, shall make recommendations to the Board of Directors, including any awards to the Chair of the Board and Chief Executive Officer. In reviewing Management's recommendation relating to grants under the Corporation's equity plans, the HR Committee and the Board of Directors may take into account past grants and factor in any such grants made by associate companies to any of the Corporation's Named Executives.

Options

The purpose of the SOP of the Corporation is to advance the interests of each subsidiary by encouraging the directors, officers, consultants and employees of the Corporation and its subsidiaries to acquire Common Shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and/or subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and/or subsidiaries. Under the policies of the TSX Exchange Venture, the Corporation's SOP will require annual Shareholder approval at each annual meeting of the Corporation.

The following is a summary of the principal terms of the SOP:

• The aggregate number of the Corporation's Common Shares to be delivered upon the exercise of all the Corporation's Options granted under the Corporation's SOP and pursuant to all other security based compensation arrangements shall not exceed the greater of ten percent (10%) of the issued and outstanding Common Shares of the Corporation at the time of granting of the Corporation's Options (on a non-diluted basis).

• Any increase in the issued and outstanding Common Shares of the Corporation will result in an increase in the available number of Common Shares issuable under the SOP, and any exercises of Options will make new grants available under the SOP effectively resulting in a re-loading of the number of the Corporation's Options available to grant under the SOP. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of the SOP.

• Subject to the provisions of the SOP and rules of the TSX Venture Exchange, the Corporation's Board, or the HR Committee of the Corporation, as applicable, shall have authority to construe and interpret the SOP and all Option agreements entered into in connection with the grant of Options under the SOP, to define the terms used in the SOP and in all Option agreements entered into thereunder, to prescribe, amend and rescind the terms of the SOP and to make all other determinations necessary or advisable for the administration of the SOP.

• The price per share at which any Common Share which is the subject of an Option may be purchased will be established by the Corporation or the HR Committee, as applicable, subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, on the basis of the market price at the time the Option is granted, where "market price" shall mean the closing price of the Common Shares of the Corporation on the TSX Venture Exchange, on the trading date immediately preceding the date of the Option grant in question, subject to applicable laws and regulations; provided, however, that where there is no such closing price or trade on the trading date immediately preceding the date of the Option grant in question, then "market price" shall mean the closing price or trade on the immediately preceding trading date of such date in question on which Common Shares of the Corporation actually traded and for which there is a closing price on the TSX Venture Exchange.

• The period within which such Option shall be exercised (the "Option Period") shall be a period of time fixed by the Corporation's Board and set out in an agreement pursuant to which the Options are granted, not to exceed ten (10) years from the date the Option price is granted, provided that the Option Period shall be reduced with respect to any Option as provided in the Corporation's SOP and provided that the Option Period may be extended beyond ten (10) years where the expiry date falls within a blackout period.

• The aggregate number of Common Shares to be delivered upon the exercise of all Options granted under the SOP and under all other security based compensation arrangements shall not exceed the greater of ten percent (10%) of the issued and outstanding Common Shares of the Corporation at the time of granting of Options (on a non-diluted basis) or such other number as may be approved by the TSX Venture Exchange and the Shareholders from time to time.

• The maximum number of Common Shares which may be issued to any one optionee under the SOP together with any other security based compensation arrangement in any 12-month period shall not exceed 5% of the number of Common Shares outstanding (on a non-diluted basis) from time to time, unless disinterested Shareholder approval is obtained pursuant to the policies of the TSX Venture Exchange or any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation.

• The maximum number of Common Shares which may be issuable to any one Consultant within any 12-month period under the SOP together with any other security based compensation arrangement shall not exceed 2% of the Common Shares outstanding on a non-diluted basis.

• The maximum number of Common Shares which may be issuable to all investor relations employee within any 12-month period, under the SOP together with any other security based compensation arrangement shall not exceed 2% of the Common Shares outstanding on a non-diluted basis.

• No Options can be granted under the SOP if the Corporation is on notice from the TSX Venture Exchange to transfer its listed shares to the NEX or while the Corporation's Common Shares trade on the NEX.

• The maximum number of Common Shares which may be issuable to all Insiders at any time under the SOP together with any other security based compensation arrangement shall not exceed 10% of the Common Shares outstanding (on a non-diluted basis) from time to time. The number of Common Shares issued to insiders within any one year period pursuant to all of the Corporation's security based compensation arrangements shall not exceed 10% of the number of outstanding Common Shares on a non-diluted basis.

• If a participant ceases to be an executive director, officer, consultant, employee or investor relations employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death) the Options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such cessation and ending 90 days thereafter (or if the participant is an investor relations employee, 30 days thereafter) or on the expiry date, whichever comes first.

• In the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Common Shares of the Corporation or any part thereof shall be made to all holders of Common Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the Option granted within the thirty (30) day period next following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

• In the event that the term of an Option expires during such period of time during which insiders are prohibited from trading in the Common Shares as provided by the Corporation's insider trading policy, as it may be amended from time to time or within 10 business days thereafter, the Option shall expire on the date that is 10 business days following the blackout period.

• If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the SOP.

• The approval of the Board and the requisite approval from the TSX Venture Exchange and the Shareholders shall be required for any of the following amendments to be made to the SOP:

(a) an increase to the number of Common Shares issuable under the SOP or a change from a fixed maximum percentage plan to a fixed maximum number of shares;

(b) a reduction in the exercise price of an Option (for this purpose, a cancellation or termination of an Option of a participant prior to its expiry for the purpose of reissuing Options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), other than for standard anti-dilution purposes;

(c) an increase in the maximum number of Common Shares that may be issued to insiders within any one year period or that are issuable to insiders at any time as set out in the TSX Venture Exchange's Corporate Finance Manual;

(d) an extension of the term of any Option beyond the original expiry date, except as a result of a blackout period;

(e) any change to the definition of participant which would have the potential of broadening or increasing insider participation;

(f) the addition of any form of financial assistance;

(g) any amendment to a financial assistance provision which is more favourable to optionees;

(h) any amendment to the transferability of assignability of any rights under the SOP;

(i) any amendment that affects the power of the Board to amend the SOP; and

(j) any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to SOP participants, especially Insiders, at the expense of the Corporation and its existing Shareholders.

• The Corporation's Board may, without Shareholder approval but subject to receipt of requisite approval from the TSX Venture Exchange, in its sole discretion, make all other amendments to the SOP including, without limitation:

(a) amendments of housekeeping nature, such as to rectify typographical errors and/or to include clarifying provisions for greater certainty;

(b) a change to the vesting provisions of an option or the SOP;

(c) amendments necessary as a result of changes in Securities Laws and other Laws applicable to the Corporation;

(d) if the Corporation becomes listed or quoted on a stock exchange or stock market senior to the TSX Venture Exchange, it may make such amendments as may be required by the policies of such senior stock exchange or market; and

(e) Subject to terms of the SOP and the rules of the TSX Venture Exchange, the exercise price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option and the date the Common Shares commenced trading on the TSX Venture Exchange, and the date of the last amendment of the exercise Price.

• An Option must be outstanding for at least one year before the Corporation may extend its term, subject to the limits contained in the SOP.

• Any proposed amendment to the terms of the SOP is subject to the rules of the TSX Venture Exchange.

• The Corporation shall obtain disinterested Shareholder approval prior to any of the following actions becoming effective:

(a) The SOP, together with all of the Corporation's other security based compensation arrangements, could result at any time in: (i) the number of Common Shares reserved for issuance under Options granted to insiders of the Corporation exceeding 10% of the outstanding Common Shares; (ii) the grant to insiders within a 12-month period of a number of Options exceeding 10% of the outstanding Common Shares; and (iii) the issuance to any one participant within a 12-month period, of a number of Common Shares exceeding 5% of outstanding Common Shares of the Corporation; or

(b) Any reduction in the exercise price of any Option previously granted to insiders of the Corporation.

Options Exercised during the Year

No Options were exercised during the financial year ended December 31, 2020.

Restricted Share Units (RSUs)

The purpose of the Corporation's RSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under the Corporation's RSU Plan and the Shareholders.

The following is a summary of the principal terms of the Corporation's RSU Plan:

• The aggregate number of the Corporation's Common Shares reserved for issuance from treasury under the RSU Plan shall not exceed 4,000,000 Common Shares, provided, however, the number of the Corporation's Common Shares reserved for issuance from treasury under the RSU Plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding. Any Common Share subject to a RSU which has been cancelled or terminated in accordance with the terms of the Corporation's RSU Plan without settlement will again be available under the RSU Plan.

• the Corporation's RSU Plan shall be administered by the HR Committee of the Corporation, which comes under the authority of the Board. The HR Committee of the Corporation has full power and authority to interpret the RSU Plan, to establish any rules and regulations and to adopt any condition that it deems necessary or desirable for the administration of the Corporation's RSU Plan within the limits prescribed by applicable legislation. The HR Committee of the Corporation designates, upon recommendation from the President or Chair and Chief Executive Officer, from time to time and at their sole discretion, the executives and key employees of the Corporation or of a subsidiary who are entitled to participate in the Corporation's RSU Plan.

• The grant of RSUs under the RSU Plan is subject to a number of restrictions:

(a) the aggregate number of Common Shares which may be reserved for issuance to insiders under the Corporation's RSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis;

(b) within any twelve (12) month period, the Corporation shall not issue to insiders under the RSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis;

(c) within any twelve (12) month period, the Corporation shall not issue to any one person (and companies wholly-owned by that person) under the RSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis; and

(d) within any twelve (12) month period the Corporation shall not issue to a consultant under the RSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding two percent (2%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

• Whenever cash or other dividends are paid on the Corporation's Common Shares, additional RSUs will be automatically granted to each participant who holds RSUs on the record date for such dividend. The number of such RSUs (rounded to the nearest whole RSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such participant if the participant's RSUs had been Common Shares by the market value on the date on which the dividends were paid on the Common Shares of the Corporation. RSUs granted to a participant by reason of cash or other dividend shall be subject to the same vesting as the RSUs to which they relate. Notwithstanding the foregoing, nothing in the RSU Plan shall permit the Corporation to grant RSUs in excess of the maximum number of Common Shares reserved for issuance from treasury under the RSU Plan.

• Vesting and settlement provisions under the RSU Plan are as follows:

(a) Unless otherwise indicated by the HR Committee of the Corporation, upon grant (as to the vesting term) each RSU shall vest on the third (3rd) anniversary of the grant date. Furthermore, in the case of RSUs subject to performance vesting conditions, such RSUs shall be multiplied by the performance percentage determined by the Board upon vesting, provided however that should such performance percentage exceed 100%, then the Corporation shall be entitled to settle such amount that exceeds 100% in cash at its sole discretion. Notwithstanding the foregoing, the HR Committee of the Corporation may, in its entire discretion, accelerate the terms of vesting of any RSUs in circumstances deemed appropriate by the HR Committee of the Corporation;

(b) Should a participant cease to be eligible under the RSU Plan pursuant to the termination of employment provisions of the RSU Plan, notwithstanding any benefits extension periods granted, any RSUs held by such participant shall expire within twelve (12) months from the date on which such participant ceases to be eligible and any vested RSUs granted to such participant must be settled, pursuant to the procedures outlined in the RSU Plan, within a maximum of ten (10) years following the date of grant;

(c) Following the vesting date, the participant shall elect to receive from the Corporation, as applicable

(i) Common Shares issued from treasury equal in number to the vested RSUs in the participant's account, (ii) a lump sum payment in cash equal to the number of vested RSUs recorded in the participant's account multiplied by the market value of a Common Share on the settlement date, payable in the form of a cheque, or other payment method as determined by the HR Committee of the Corporation, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder's RSUs, or (iii) any combination of the foregoing. Notwithstanding the election of the participant (or his or her succession), the HR Committee of the Corporation, in its sole discretion, shall be entitled to settle the participant's account in any form provided for in the RSU Plan; and

(d) Upon an RSU change of control, all outstanding RSUs shall vest, irrespective of any performance vesting conditions.

• In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of RSUs in the accounts maintained for each participant, provided that no fractional RSUs shall be issued to participants and the number of RSUs to be issued in such event shall be rounded down to the next whole number of RSUs.

• If a participant ceases to be an employee as a result of termination for cause, or as a result of a voluntary termination, effective as of the date notice is given to the participant of such termination, or as of the date on which the Corporation or the subsidiary receives communication of a voluntary resignation, all outstanding RSUs shall be terminated.

• If a participant ceases to be an employee of the Corporation or a subsidiary as a result of death, termination not for cause, retirement or long-term disability, the vesting of RSUs shall be subject to the following:

(a) For each outstanding RSUs granted - fixed component:

- in the event the participant is not entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs until the date of termination for death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such RSU grant; or

- in the event the participant is entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the sum of the number of days included in the benefits extension period and those actually worked from the date of grant of such RSUs up until the date of termination for death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such RSU grant.

(b) For each outstanding RSUs granted - performance vesting:

- the vesting of all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination for death, termination not for cause, retirement or long-term disability, over the original vesting schedule set forth in relation to such grant; the number of vested RSUs resulting from such prorated calculation will be multiplied by the performance percentage determined by the Board.

• A voluntary resignation will be considered as retirement if the participant has reached normal retirement age under the benefit plans or policies, unless the HR Committee of the Corporation decides otherwise at its sole discretion.

• The approval of the Board and the requisite approval from the TSX Venture Exchange and disinterested Shareholders of the Corporation shall be required for any of the following amendments to be made to the RSU Plan:

(a) any increase to the percentage of Common Shares reserved for issuance under the RSU Plan or a change from a fixed maximum percentage of shares to a fixed maximum number of Common Shares;

(b) any change to the definition of "participant" which would have the potential of broadening or increasing insider participation;

(c) remove or exceed the insider participation limit prescribed by the TSX Venture Exchange's Corporate Finance Manual; and

(d) any amendment that may modify or delete the amendment, suspension or termination section of the RSU Plan.

• The Board may, subject to receipt of requisite approval from the TSX Venture Exchange, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated above including, without limitation:

(a) amend, suspend or terminate the RSU Plan in whole or in part or amend the terms of RSUs credited in accordance with RSU Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a participant with respect to RSUs credited to such participant, the written consent of such participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any participant to an amendment, suspension or termination which materially or adversely affects the rights of such participant with respect to any credited RSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which Common Shares of the Corporation are listed. If the HR Committee of the Corporation terminates the RSU Plan, RSUs previously credited to participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of the RSU Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

• The rights and interests of a participant in respect of the RSU Plan are not transferable or assignable other than by will or the Laws of succession to the legal representative of the participant.

Deferred Share Units (DSUs)

The purpose of the Corporation's DSU Plan is to enhance the ability of the Corporation and its subsidiaries to attract and retain talented individuals to serve as members of the Board or of its subsidiaries and to promote alignment of interests between such persons and the Shareholders of the Corporation.

The following is a summary of the principal terms of the DSU Plan:

• The aggregate number of Common Shares reserved for issuance from treasury under the DSU Plan shall not exceed 3,000,000 Common Shares, provided, however, the number of Common Shares reserved for issuance from the treasury under the DSU Plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding. Any Common Shares subject to a DSU which has been cancelled or terminated in accordance with the terms of the DSU Plan without settlement will again be available under the DSU Plan.

• The DSU Plan is administered by the HR Committee of the Corporation which comes under the authority of the Board. The HR Committee of the Corporation has full power and authority to interpret the DSU Plan, to establish any rules and regulations and to adopt any condition that it deems necessary or desirable for the administration of the DSU Plan within the limits prescribed by applicable legislation. The HR Committee of the Corporation may designate, from time to time and at its sole discretion, the eligible Directors who are entitled to become DSU Plan participants.

• The grant of DSUs under the DSU Plan is subject to a number of restrictions:

(a) the aggregate number of Common Shares issuable at any time to insiders under the DSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis;

(b) within any twelve (12) month period, the Corporation shall not issue to insiders under the DSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis;

(c) within any twelve (12) month period, the Corporation shall not issue to any one person (and companies wholly-owned by that person) under the DSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

• Whenever cash or other dividends are paid on Common Shares, additional DSU's will be automatically granted to each participant who holds DSU's on the record date for such distribution of dividend. The number of such DSUs (rounded to the nearest whole DSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividend that would have been paid to such participant if the DSU Plan participant's DSU had been Common Shares by the market value on the date on which the distributions were paid on the Common Shares. DSUs granted to a participant under this paragraph shall be subject to the same vesting as the DSUs to which they relate.

• In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of DSUs in the accounts maintained for each participant, provided that no fractional DSUs shall be issued to participants and the number of DSUs to be issued in such event shall be rounded to the nearest whole DSU.

• A participant may select a date on which the Corporation pays to a participant the market value of the DSU that have become vested and payable in cash or in Common Shares at the sole discretion of the HR Committee of the Corporation. Such date will fall in the period starting on the business day following termination and ending the last business day of the month of December of the year following termination.

• On the settlement date, the Corporation shall either (i) deliver to the participant, or his legal representative, Common Shares issued from treasury equal in number to one (1) Common Share for each DSU credited to the participant's account on the settlement date, (ii) pay the participant, or his legal representative, a lump sum cash payment equal to the market value of one (1) Common Share for each DSU credit to the participant's account on the settlement date payable in the form of a cheque, or other payment method as determined by the HR Committee of the Corporation, of any cash portion then payable to the participant, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the participant's DSUs, or (iii) any combination of the foregoing. Notwithstanding the election of the participant (or his or her succession), the HR Committee of the Corporation, in its sole discretion, shall be entitled to settle the participant's account in any form provided for under the DSU Plan.

• If the settlement date in respect of any DSUs occurs during a blackout period, or within ten (10) business days after the expiry of a blackout period, then the settlement date shall be the date that is the tenth (10th) business day after the expiry of the blackout period, provided that such settlement date may not be later than the last business day of the month of December of the year following termination. If the revised settlement date is not a date that is prior to the last business day of the month of December of the year following termination, then the settlement date in respect of such DSUs shall, notwithstanding any other provision of the DSU Plan, be the last business day of the month of December of the year following termination.

• Under no circumstances shall DSUs be considered Common Shares nor shall they entitle any participant to exercise voting rights or any other rights attaching to the ownership or control of Common Shares, nor shall any participant be considered the owner of any Common Shares pursuant to the DSU Plan.

• The approval of the Board and the requisite approval from the TSX Venture Exchange and the disinterested Shareholders of the Corporation (by simple majority) shall be required for any of the following amendments to be made to the DSU Plan:

(a) any increase to the percentage of Common Shares reserved for issuance under the DSU Plan or a change from a fixed maximum percentage of shares to a fixed maximum number of shares;

(b) any change to the definition of "participant" which would have the potential of broadening or increasing insider participation;

(c) remove or exceed the insider participation limit prescribed by the TSX Venture Exchange's Corporate Finance Manual; and

(d) any amendment that may modify or delete any of the foregoing provisions.

• The Board may, subject to receipt of requisite approval from the TSX Venture Exchange, in its sole discretion make all other amendments to the DSU Plan that are not of the type contemplated in the above section including, without limitation:

(a) amend, suspend or terminate the DSU Plan in whole or in part or amend the terms of DSUs credited in accordance with the DSU Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a participant with respect to DSUs credited to such participant, the written consent of such participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any participant to an amendment, suspension or termination which materially or adversely affects the rights of such participant with respect to any credited DSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable Laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which Common Shares are listed. If the HR Committee of the Corporation terminates the DSU Plan, DSUs previously credited to participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of the DSU Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

• The rights and interests of a participant in respect of the DSU Plan are not transferable or assignable other than by will or the Laws of succession to the legal representative of the participant.

Employee Share Purchase Plan

The Employee Share Purchase Plan ("ESPP") provides for the acquisition of Common Shares by eligible employees for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees and officers of the Corporation and the designated affiliates or subsidiaries of the Corporation and to secure for the Corporation and the Shareholders the benefits inherent in the ownership of Common Shares by employees of the Corporation and designated affiliates or subsidiaries of the Corporation, it being generally recognized that employee share purchase plans aid in attracting, retaining and encouraging employees due to the opportunity offered to them to acquire a proprietary interest in the Corporation as well as aligning employees' interests with those of the Shareholders.

The following is a summary of the principal terms of the ESPP:

• The aggregate number of Common Shares reserved for issuance from treasury under the ESPP shall not exceed 3,000,000 Common Shares, provided, however, the number of Common Shares reserved for issuance from the treasury under the ESPP and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding.

• The ESPP is subject to a number of restrictions including the following:

(a) the aggregate number of Common Shares issuable to insiders, at any time, under the ESPP and all other security based compensation arrangements of the Corporation and its subsidiaries shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis;

(b) within any twelve (12) month period, the Corporation shall not issue insiders under the ESPP and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis; and

(c) within any twelve (12) month period, the Corporation shall not issue to any one person (and companies wholly-owned by that person) under the ESPP and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

• Eligible employees who have provided services to the Corporation or any designated affiliate or subsidiary for at least 60 days shall, from time to time, be entitled to participate in the ESPP. The HR Committee of the Corporation, shall have the right, in its absolute discretion, to waive such 60 day period or to determine that the ESPP does not apply to any eligible employee; for greater certainty, an eligible employee who withdrew from the ESPP shall cease to be an eligible employee and shall not be allowed to participate in the ESPP, for the remaining term of the calendar year during which such withdrawal occurred.

• Any eligible employee may elect to contribute money to the ESPP, on an ongoing basis, if the eligible employee delivers to the Corporation, (i) a written notice of his or her intention to participate in the ESPP at least 10 business days before the beginning of any calendar quarter, and (ii) a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the eligible employee the eligible employee's contribution in equal instalments starting on the first day of such quarter. As part of the above written notice, the eligible employee will have to provide the Corporation with registration instructions for the issuance of the Common Shares to be issued to the eligible employee under the ESPP. A written notice from the eligible employee shall be deemed to be a confirmation by the eligible employee that such eligible employee accepts the terms of the ESPP as such terms may exist or be amended from time to time.

• The eligible employee contribution shall be a minimum of $100 a month but in no event shall the eligible employee's contribution exceed 10% (unless otherwise specified by the HR Committee of the Corporation), before deductions, of the eligible employee's base annual salary subject to a maximum contribution of $1,250 per month. The eligible employee contributions shall be subject to the limits set out in the ESPP.

• Under the ESPP, an eligible employee shall automatically cease to be entitled to participate in the ESPP, upon termination of the employment of the eligible employee with or without cause by the Corporation or the designated affiliate or subsidiary of the Corporation or cessation of employment of the eligible employee with the Corporation or a designated affiliate or subsidiary of the Corporation as a result of resignation or otherwise other than retirement of the eligible employee after having attained a stipulated age in accordance with the Corporation's normal retirement policy (as such policy may be established or revised from time to time at the discretion of Corporation and subject to applicable laws) or earlier with the Corporation's consent.

• The HR Committee of the Corporation, authorized by the Board to oversee the ESPP, has the rights, without the approval of the Shareholders of the Corporation, to:

(a) suspend or terminate and to re-instate the ESPP, and

(b) approve any amendment to the ESPP, not contemplated under the section requiring Shareholders' approval including, but not limited to:

- any amendment of a "housekeeping" nature, including, without limitation, amending the wording of any provision of the ESPP for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP, correcting grammatical or typographical errors and amending the definitions contained in the ESPP;

- any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX Venture Exchange, or to otherwise comply with any applicable Laws or regulation;

- any amendment to the vesting provisions of the ESPP;

- any amendment to the provisions concerning the effect of the termination of an eligible employee employment or services on such eligible employee's status under the ESPP; and

- any amendment respecting the administration or implementation of the ESPP.

(c) with the approval of the Shareholders, to make any of the following amendments to the ESPP:

- any increase to the number of Common Shares issuable from treasury under the ESPP or a change from a fixed maximum percentage of Common Shares to a fixed maximum number;

- an amendment to the level of the Corporation's contribution;

- an amendment to the contribution mechanism relating to the Corporation's contribution;

- any amendment to the categories of persons who are eligible employees;

- any amendment that may modify or delete the suspension, termination or amendment section of the ESPP; or

- remove or exceed the insider participation limit prescribed by the TSX Venture Exchange's Corporate Finance Manual.

A copy of the Corporation's SOP, ESPP, DSU Plan and RSU Plan are available on the Corporation's website at https://osiskodev.com/about/#governance.

4.3 Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows, as of December 31, 2020, aggregated information for the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. As of December 31, 2020, the Corporation had 118,950,545 Common Shares issued and outstanding.

Number of Common Shares to be
	Issued Upon Exercise of		Number of Common Shares Remaining
	Outstanding Options, DSUs or		Available for Future Issuance Under the
	RSUs	Weighted Average Exercise Price	Equity Compensation Plans
	(#) and (% of the issued and	of Outstanding Options	(#) and (% of the issued and
Plan Category	outstanding Common Shares(5))	($)	outstanding Common Shares(5))
Equity Compensation Plans of the Corporation approved by the Shareholders:
• Stock Option Plan(1)	1,199,100 (or 1.01%)	7.62	10,695,955 (or 8.99%)
Equity Compensation Plans of the Corporation not approved by the Shareholders
• Employee Share Purchase Plan(2)	n/a		n/a(2)
• Deferred Share Unit Plan(3)	170,620 (or 0.14%)		(170,620) (or 0.14%)(3)
• Restricted Share Unit Plan(4)	-	7.62	n/a(4)
Total:	1,369,720 (or 1.15%)	7.62	10,525,335 (or 8.85%)

NOTES:

(1) The aggregate number of Common Shares to be delivered upon the exercise of all Options granted under this plan and under all other security based compensation arrangements shall not exceed ten percent (10%) of the issued and outstanding Common Chares of the Corporation at the time of granting of Options (on a non-diluted basis).

(2) The aggregate number of Common Shares reserved for issuance from treasury under the ESPP shall not exceed 3,000,000 Common Shares, provided, however, that the number of Common Shares reserved for issuance from the treasury under this plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding. As of the date of this Circular, the ESPP has not been formally implemented.

(3) The aggregate number of Common Shares reserved for issuance from treasury under the DSU Plan shall not exceed 3,000,000 Common Shares, provided, however, that the number of Common Shares reserved for issuance from the treasury under this plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding.

(4) The aggregate number of Common Shares reserved for issuance from treasury under the RSU Plan shall not exceed 4,000,000 Common Shares, provided, however, that the number of Common Shares reserved for issuance from the treasury under this plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding.

(5) Percentages are rounded to the nearest decimal.

Benefits

The Corporation's executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

Hedging

The Securities Trading Policy of the Corporation forbids directors and officers from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.

4.4 Oversight and Description of Director and Named Executive Compensation

Executive Officers

The Corporation's executive compensation philosophy is based on pay for performance and prudent risk management to motivate the senior leadership to execute corporate strategy in a manner that delivers strong results for Shareholders.

Objectives of the Executive Compensation Program

The employment terms and compensation of the Named Executives were maintained by the Corporation as part of the RTO Transaction. Although, in the case of Mr. Roosen, the value of his total compensation preceding the RTO Transaction is now equally shared between the Corporation and Osisko Gold. The HR Committee of the Corporation has mandated Hugessen Consulting Inc. to review and assess the key components of the Named Executives overall compensation.

Fundamentally, the Corporation's compensation practices are intended to promote value-creation actions for the benefit of Shareholders, and to reward individual and team efforts for meeting short-term and long- term objectives.

Executive Compensation Strategy

Named Executives do not control a number of significant factors that impact financial results, including commodity prices, foreign exchange rates, and regulatory uncertainty. Compensation program design thus considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, mitigating risks, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation.

Total Compensation Components

The HR Committee believes that the objective of Named Executives' compensation practices should be to align the total direct Compensation with that of similar sized companies. Total direct compensation is the total of base salary (or consulting fees), annual incentive bonus and the value of equity-linked long-term incentive compensation.

Elements	Description	Objectives
Base Salary	Base salary is generally determined through an analysis of a comparator group. It reflects the capability of the individual as demonstrated over an extended period of time.	Attraction,Attraction, retention and motivation; Annual salary adjustments as appropriate. retention and
Annual Incentive Bonus

Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate and business objectives, relative to corporate and individual performance.

Pay for performance; Align with business strategy; Attraction, retention and motivation.
Long-Term Incentives

Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives.

Align to Shareholder interests; Pay for performance; Attraction, retention and motivation.
Benefits	Executives who are employees participate in standard corporate medical, extended health and dental insurance.	Attraction and retention.

Reviewing Performance

Since the Corporation was launched as part of RTO Transaction completed on November 25, 2020, no performance review was completed by it in respect of the most recently completed financial year end. Because the assets of the Corporation were held for most of the year 2020 by Osisko Gold, the Corporation's parent company, the performance review was conducted by Osisko Gold. Given that the Corporation and Osisko Gold share four (4) Directors, the majority of the Board of Directors was knowledgeable of the assessment process carried out by Osisko Gold.

As regards the review of performance for Messrs. Sean Roosen and Benoit Brunet, 100% of the short-term incentive payment was based on objectives determined by Osisko Gold. As regards the review of performance for Mr. Chris Lodder, 50% of his short-term incentive payment was based on objectives determined by Osisko Gold (the "2020 Key Objectives of Osisko Gold") and 50% was based on objectives relating to the Cariboo gold project (the "2020 Cariboo Key Objectives").

The 2020 Key Objectives of Osisko Gold and the 2020 Cariboo Key Objectives were approved by the Board of Directors of Osisko Gold, upon recommendation of its Human Resources Committee. The Osisko Gold Human Resources Committee monitored the progress made by its management team toward achieving said objectives. The Osisko Gold Human Resources Committee reviewed achievements against the Osisko Gold's and Cariboo's objectives and thereafter met with the Osisko Gold management team. The Osisko Gold Human Resources Committee also met in camera to discuss and consider the payout under the short- term incentive program of Osisko Gold.

The Osisko Gold Human Resources Committee provided its recommendation to the Osisko Gold Board which also deliberated with the presence of senior members of management and determined and approved the following assessment of the Osisko Gold 2020 Key Objectives and 2020 Cariboo Key Objectives set forth below:

OSISKO GOLD 2020 ANNUAL CORPORATE OBJECTIVES		ALLOCATION (%)	ACHIEVEMENT (%)
1.	Growth	25.0	20.0
2.	Performance	25.0	32.5
3.	Portfolio management	10.0	8.0
4.	North Spirit Discovery Group	20.0	40.0
5.	Corporate and operational efficiency	10.0	10.0
6.	Corporate Responsibility	10.0	10.0
	TOTAL	100.0	120.5

2020 CARIBOO KEY OBJECTIVES		ALLOCATION (%)	ACHIEVEMENT (%)
1.	Exploration	30.0	26.0
2	Health, safety, environment and sustainability	35.0	33.5
3.	Operations and Project execution	35.0	30.5
	TOTAL	100.0	90.0
	Premium for COVID-19 risks		10.0

The Osisko Gold Human Resources Committee also assessed Mr. Roosen's performance as Osisko Gold's Executive Chair for 2020 and, further to such review the Osisko Gold Human Resources Committee provided a recommendation to the Osisko Gold Board which took into consideration the "team approach" philosophy of Osisko Gold. The Osisko Gold Human Resources Committee also recommended to the Osisko Gold Board to approve the individual performance factor rate for the Osisko Gold named executives, which was established at a rate of 1.0.

With regards to the President of the Corporation, the Osisko Gold Human Resources Committee also assessed his performance for the 2020 Cariboo Key Objectives and, further to such review and taking into account the required travelling and working in the field during the COVID-19 pandemic, the Osisko Gold Human Resources provided a recommendation to the Osisko Gold Board to include a 10% premium for COVID-19 related risks, therefore establishing the overall achievements to 100%.

A pro-rated portion of the short-term incentive paid by Osisko Gold to the Named Executives of the Corporation has been charged to and assumed by the Corporation for the period encompassed between November 25, 2020 and December 31, 2020.

Named Executive and Director Compensation, excluding Compensation Securities

The following table details all compensation paid to the Corporation's Named Executives and Directors for the fiscal years ended December 30, 2020 and December 30, 2019:

Table of Compensation Excluding Compensation Securities
		Salary,
		Consulting Fee,		Committee or	Value of	Value of all Other	Total
		Retainer or
Name and		Commission	Bonus	Meeting Fees	Perquisites	Compensation	Compensation
Position(1)	Year	($)	($)	($)	($)	($)	($)
John Buzynski	2020	3,913	n/a	3,489	n/a	200,000(2)	207,402
Director	2019	n/a	n/a	n/a	n/a	n/a	n/a
Joanne Ferstman	2020	3,913	n/a	6,978	n/a	200,000(2)	210,891
Director	2019	n/a	n/a	n/a	n/a	n/a	n/a
Michèle McCarthy	2020	3,913	n/a	6,946	n/a	200,000(2)	210,859
Director	2019	n/a	n/a	n/a	n/a	n/a	n/a
Duncan Middlemiss	2020	3,913	n/a	7,467	n/a	200,000(2)	211,380
Director	2019	n/a	n/a	n/a	n/a	n/a	n/a

Table of Compensation Excluding Compensation Securities
		Salary,
		Consulting Fee,
Name and		Retainer or	Bonus	Committee or	Value of	Value of all Other	Total
		Commission		Meeting Fees	Perquisites	Compensation	Compensation
Position(1)	Year	($)	($)	($)	($)	($)	($)
Charles E. Page	2020	9,783	n/a	5,478	n/a	300,000(2)	315,261
Lead Director	2019	n/a	n/a	n/a	n/a	n/a	n/a
Éric Tremblay	2020	3,913	n/a	4,957	n/a	200,000(2)	208,870
Director	2019	n/a	n/a	n/a	n/a	n/a	n/a
Sean Roosen(3)(4)	2020	35,311	42,551	n/a	n/a	973,700	1,051,562
Chair of the Board and CEO	2019	n/a	n/a	n/a	n/a	n/a	n/a
Benoit Brunet(4)(5)	2020	23,213	12,969	n/a	n/a	243,516	279,698
CFO, Vice President,
Finance and	2019	n/a	n/a	n/a	n/a	n/a	n/a
Corporate Secretary
Chris Lodder(6)	2020	41,803	46,088	n/a	n/a	486,668	574,559
President	2019	n/a	n/a	n/a	n/a	n/a	n/a

NOTES:

(1) Directors and Named Executives were appointed effective as of the completed RTO Transaction on November 25, 2020. Therefore, the overall compensation covers the period from November 25, 2020 to December 31, 2020.

(2) Initial DSUs granted on December 22, 2020 shall vest one day prior to the annual meeting of Shareholders to be held in May 2022.

(3) Effective as of November 25, 2020 and as part of the RTO Transaction, Mr. Roosen's total compensation is shared equally between the Corporation and Osisko Gold.

(4) For Messrs. Roosen and Brunet, salary and bonus have been paid by Osisko Gold and the relevant part shown in the table has been reimbursed by the Corporation.

(5) As part of the RTO Transaction, Mr. Benoit Brunet was appointed as CFO, Vice President, Finance and Corporate Secretary of the Corporation. Mr. Brunet resigned as CFO, Vice President, Finance and Corporate Secretary on February 26, 2021.

(6) As part of the RTO Transaction, Mr. Chris Lodder was appointed as President of the Corporation. Mr. Lodder is also President and Chief Executive Officer of Barkerville Gold Mines Ltd., which was a wholly-owned subsidiary of Osisko Gold until its transfer to the Corporation on November 25, 2020.

(7) The amount of the bonus represents the pro-rated portion of the total bonus paid by Osisko Gold to Mr. Lodder that was assumed by the Corporation.

Stock Options and Other Compensation Securities

The following table lays out all compensation securities granted or issued to the Corporation's Named Executives and directors by the Corporation or one of its subsidiaries during the fiscal year ended December 31, 2020, for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries:

Compensation Securities
		Number of
		Compensation			Closing Price	Closing Price of
		Securities, number		Issue	of Security or	Security or
	Type of	of Underlying	Date of Issue	Conversion	Underlying	Underlying
		Securities and		or Exercise	Security on	Security at Year	Expiry
	Compensation	Percentage of	or Grant	Price	Date of Grant	End	Date
Name and Position	Security	Class(1)(2)(3)	(m-d-y)	($)	($)	($)	(m-d-y)
John Burzynski	DSUs	26,250	12-22-2020	7.62	7.62	7.59	n/a
Joanne Ferstman	DSUs	26,250	12-22-2020	7.62	7.62	7.59	n/a
Michèle McCarthy	DSUs	26,250	12-22-2020	7.62	7.62	7.59	n/a
Duncan Middlemiss	DSUs	26,250	12-22-2020	7.62	7.62	7.59	n/a
Charles E. Page	DSUs	39,370	12-22-2020	7.62	7.62	7.59	n/a
Éric Tremblay	DSUs	26,250	12-22-2020	7.62	7.62	7.59	n/a
Sean Roosen	Options	267,500	12-22-2020	7.62	7.62	7.59	12-22-2025
Benoit Brunet	Options	66,900	12-22-2020	7.62	7.62	7.59	12-22-2025
Chris Lodder	Options	133,700	12-22-2020	7.62	7.62	7.59	12-22-2025

NOTES:

(1) None of the compensation securities have been re-priced, cancelled and replaced, had its term extended, or otherwise been materially modified, in the most recently completed financial year.

(2) On December 22, 2020, the Board approved following the recommendation of the HR Committee an initial grant of Options in the context of the Corporation's recently completed RTO Transaction. Vesting terms of the Options for Named Executives vest as to one third on each of the second, third and fourth anniversary of the date of grant and expire within five years from the date of grant. As of the date of this Circular, none of the Options granted during the most recently completed financial year have vested and such Options represent approximately 0.98% of the Corporation's issued and outstanding Common Shares.

(3) Each new non-executive director was granted an initial one-time DSU grant having a value of $200,000. The Lead Director was granted an initial one-time DSU grant having a value of $300,000.

4.5 Termination and Change of Control Benefits

The original employment agreements of Mr. Sean Roosen and Mr. Benoit Brunet were entered into with Osisko Gold. As part of the RTO Transaction, the employment agreement of Mr. Brunet has been transferred to and is now assumed by the Corporation. In the case of Mr. Roosen, pending the review of his compensation by the HR Committee, the terms of his original employment agreement with Osisko Gold are being acknowledged and assumed by the Corporation, but the value of his total compensation preceding the RTO Transaction is now equally shared between the Corporation and Osisko Gold. As for Mr. Chris Lodder, his employment agreement was originally entered into with Barkerville, which was acquired by Osisko Gold in November 2019 and thereafter transferred to the Corporation as part of the RTO Transaction. Mr. Lodder's employment agreement with Barkerville is also assumed by the Corporation. Therefore, in the case of termination of employment initiated by the Corporation for reasons other than just cause, the Corporation will make the following severance payments to its Named Executives:

• Chair of the Board and CEO: 1.5 times (annual base salary level + average annualized bonus paid or declared in the last two years);

• President: 2.0 times (annual base salary level + average annualized bonus paid or declared in the last two years); and

• CFO: 1.0 x (annual base salary level + average annualized bonus paid or declared in the last two years).

The Corporation shall also continue all of the Named Executive's benefits for a corresponding period of time equal to one (1) year (one and a half (1.5) year for the Chair of the Board and CEO and two (2) years for the President) from the cessation of the Named Executive's employment (the "Extended Benefits Period").

Any RSUs held by the Named Executives, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The Corporation has not issued any RSUs as of December 31, 2020. They shall also be entitled to exercise Options vesting during Extended Benefit Period pursuant to the provisions of the SOP.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change of Control ("CoC"), the CEO and CFO will be entitled to the following severance payment ("CoC severance"):

• Chair of the Board and CEO: 2.0 x (annual base salary level + average annualized bonus paid or declared in the last two years);

• CFO: 1.5 x (annual base salary level + average annualized bonus paid or declared in last two years); and

• in the event the CoC event is deemed by the Board of Directors to be "hostile", CoC severance payments may also be made to Named Executives who voluntarily resigns within 6 months following the "hostile" CoC.

In the case of termination of employment for reasons other than just cause, including constructive dismissal, within 12 months following a CoC, the President will be entitled to the following severance payment CoC severance:

• President: 2.0 x (annual base salary level + average annualized bonus paid or declared in the last two years).

Upon a CoC, all unvested options and RSUs vest, irrespective of any performance conditions. The Corporation shall also continue all of the Named Executives' benefits for a corresponding period of time equal to one and a half (1.5) year for the CFO (two (2) years for the Chair of the Board and CEO).

Pension Benefits

The Corporation does not have a pension plan that provides for payments or benefits to the Named Executives, nor to the directors.

PART 5: OTHER INFORMATION

5.1 Indebtedness of Directors and Executive Officers

As of March 22, 2021, no director, officer, employee, proposed nominee for election as a director of the Corporation or any of their respective associates, nor any former executive officer, director and employee of the Corporation, has been indebted, or is presently indebted, to the Corporation or any of its subsidiaries, or to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. During the year ended December 31, 2020, the Corporation did not grant any loan to such persons.

5.2 Interest of Informed Persons in Material Transactions

Since the commencement of the Corporation's most recently completed fiscal year, no director or Named Executive of the Corporation, no director or executive officer of an entity that is itself an informed person or a subsidiary of the Corporation or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

5.3 Management Contracts

On November 25, 2020, the Corporation entered into a Management and Technical Services Agreement with Osisko Gold, whereby Osisko Gold shall provide corporate, administrative, clerical and office, and other additional services that may be requested by the Corporation; the technical services were provided until December 31, 2020. In addition, the Corporation also entered into a Technical Service Agreement as of January 1st, 2021, whereby the Corporation shall provide technical services to Osisko Gold. The management functions of the Corporation are not performed to any substantial degree by any person or company other than the directors and executive officers of the Corporation.

5.4 Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Other than as specifically discussed under Part 2 - Business of the Meeting of this Circular, no director, executive officer or proposed nominees for election as a director of the Corporation, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of shares or otherwise, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

5.5 Shareholder Proposals for the 2022 Annual Meeting

The final date for submitting Shareholder proposals to the Corporation for the next Annual Meeting of the Shareholders is December 29, 2021.

5.6 Additional Information

Additional information regarding the Corporation and its business activities is available on SEDAR at www.sedar.com. A copy of the Corporation's audited financial statements and management discussion and analysis (MD&A) for the financial year ended December 31, 2020, may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2 or by e-mail to info@osiskodev.com.

5.7 Approval of Directors

The Board of Directors of the Corporation has approved the contents of the Circular and its sending to the Shareholders.

DATED at Montréal, Québec, 29th day of March, 2021.

ON BEHALF OF THE BOARD OF OSISKO DEVELOPMENT CORP.

"Sean Roosen" Sean Roosen Chair of the Board of Directors and Chief Executive Officer

SCHEDULE "A"

BOARD OF DIRECTORS CHARTER

I. OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the "Board") of Osisko Development Corp. (the "Corporation") is elected by the Corporation's shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior management responsible for the day-to-day operations of the Corporation. It sets the Corporation's policies, assesses their implementation by management and reviews the results.

The prime stewardship responsibility of the Board is to ensure the viability of the Corporation and to ensure that it is managed in the best interest of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board's main expectations of the Corporation's management are to protect the Corporation's interests and ensure the long term growth of shareholder value.

II. MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 10 members. The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the Regulation 58-101 respecting Disclosure of Corporate Governance

Practices ("58-101").

The quorum at any meeting of the Board is a majority of directors in office.

III. STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the by-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.

IV. DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a) satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer ("CEO"), the President and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b) ensuring that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c) ensuring, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of management and in accordance with sound corporate governance practices;

(d) reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e) adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation's performance with reference to the adopted budget and strategic plan;

(f) identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

(g) appointing the CEO and the President, setting forth the position description, as well as planning for the succession of the CEO and the President with the recommendation of the Governance and Nomination Committee and the Human Resources Committee respectively;

(h) evaluating the performance and reviewing the compensation of the CEO and the President with the Human Resources Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i) appointing, training, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources Committee, respectively and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j) overseeing, through the Audit and Risk Committee, the quality and integrity of the Corporation's accounting and financial reporting systems, and disclosure controls and procedures;

(k) ensuring, through the Audit and Risk Committee, the integrity of the Corporation's internal controls and management information systems;

(l) overseeing, through the Audit and Risk Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m) advising management on critical and sensitive issues;

(n) ensuring that the Board's expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o) conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board's and committees' performance (including director's individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p) ensuring with the Human Resources Committee, the adequacy and form of the compensation of non-executive directors taking into account the responsibilities and risks involved in being an effective non-executive director;

(q) determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision-making;

(r) determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

(s) setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Chair of the Board and the Chair of the committees of the Board;

(t) determining annually, with the Audit and Risk Committee, if each member of the Audit and Risk Committee is "financially literate" as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(u) selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(v) selecting the Chair of the Board;

(w) selecting the Lead Director of the Board and ensure the director appointed as Lead Director is and remains "independent" within the meaning of 58-101;

(x) ensuring, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(y) approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(z) approving major investments related to development, construction and production of the

Corporation's mining projects;

(aa) reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(bb) discussing and developing the Corporation's approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(cc) reviewing and approving, with the involvement of the Governance and Nomination Committee, the content of the principal communications by the Corporation to its shareholders, analysts and the public, such as quarterly and annual financial statements and management's discussion and analysis, annual information form, management information circular, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management's discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit and Risk Committee instead of the Board;

(dd) ensuring ethical behavior and compliance with laws;

(ee) monitoring, directly or through one of its committees, compliance with all codes of ethics; and

(ff) consider the means by which stakeholders can communicate with the members of the Board (including independent directors).

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V. CHARTER

The Governance and Nomination Committee shall periodically review this Charter and recommend appropriate changes to the Board.

This Charter was adopted by the Board of Directors on November 25, 2020 and ratified on December 4, 2020.

SCHEDULE "B"

AUDIT AND RISK COMMITTEE CHARTER

OSISKO DEVELOPMENT CORP.

(the "Corporation")

I. PURPOSES OF THE AUDIT AND RISK COMMITTEE

The purposes of the Audit and Risk Committee are to assist the board of directors of the Corporation (the "Board of Directors"):

1. in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures;

2. in its oversight of the integrity, transparency and quality of the Corporation's financial statements and the independent audit thereof;

3. in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4. in evaluating the qualification, independence and performance of the external auditors;

5. in its oversight of the Corporation's risk identification, assessment and management program; and

6. in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Corporation's management team is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Audit and Risk Committee as representatives of shareholders. The Audit and Risk Committee is directly responsible (subject to the Board of Directors' approval) for the appointment, compensation, retention (including termination), scope and oversight of the work of the external auditors engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting.

The external auditors shall submit, at least annually, to the Corporation and the Audit and Risk Committee:

• as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation ("Statement as to Independence"); and

• a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F2 of Regulation 52-110.

A report describing: the Corporation's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues

II. COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed (and may be replaced) by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Audit and Risk Committee shall be made by the Board of Directors.

All members of the Committee shall be financially literate within the meaning of Regulation 52-110

- Audit Committees ("Regulation 52-110") and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements), and at least one member of the Audit and Risk Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules.

III. MEMBERSHIP, MEETINGS AND QUORUM

The Audit and Risk Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit and Risk Committee may request any officer or employee of the Corporation or the Corporation's external counsel or external auditors to attend a meeting of the Audit and Risk Committee or to meet with any members of, or consultants to, the Audit and Risk Committee.

Proceedings and meetings of the Audit and Risk Committee are governed by the provisions of by- laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Committee is a majority of members in office. All members of the Audit and Risk Committee should strive to be at all meetings.

IV. DUTIES AND POWERS OF THE AUDIT AND RISK COMMITTEE

To carry out its purposes, the Audit and Risk Committee shall have unrestricted access to information and shall have the following duties and powers:

1. with respect to the external auditor,

(i) to review and assess annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii) to review and approve the fees charged by the external auditors for audit services;

(iii) to review and pre-approve all services, including non-audit services, to be provided by the Corporation's external auditors to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor's independence, in accordance with procedures established by the Audit and Risk Committee. The Audit and Risk Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee;

(iv) to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation's external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors' independence; and

(v) to instruct the external auditors that the external auditors are ultimately accountable to the Audit and Risk Committee and the Board of Directors, as representatives of the shareholders;

2. with respect to financial reporting principles and policies and internal controls,

(i) to advise management that they are expected to provide to the Audit and Risk Committee a timely analysis of significant financial reporting issues and practices;

(ii) to ensure that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit and Risk Committee or legal or regulatory requirements;

(iii) to consider, review and discuss any reports or communications (and management's responses thereto) submitted to the Audit and Risk Committee by the external auditors, including reports and communications related to:

• significant finding, deficiencies and recommendations noted following the annual audit of the design and operation of internal controls over financial reporting;

• consideration of fraud in the audit of the financial statement;

• detection of illegal acts;

• the external auditors' responsibilities under generally accepted auditing standards;

• significant accounting policies;

• management judgements and accounting estimates;

• adjustments arising from the audit;

• the responsibility of the external auditors for other information in documents containing audited financial statements;

• disagreements with management;

• consultation by management with other accountants;

• major issues discussed with management prior to retention of the external auditors;

• difficulties encountered with management in performing the audit;

• the external auditors judgements about the quality of the entity's accounting principles; and

• reviews of interim financial information conducted by the external auditors.

(iv) to meet with management and external auditors:

• to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan;

• to discuss the audited financial statements, including the accompanying management's discussion and analysis;

• to discuss the unaudited interim quarterly financial statements, including the accompanying management's discussion and analysis;

• to discuss the appropriateness and quality of the Corporation's accounting principles as applied in its financial reporting;

• to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation's financial statements;

• to resolve disagreements between management and the external auditors regarding financial reporting;

• to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;

• to discuss significant changes to the Corporation's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

• to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

• to review, evaluate and monitor (as applicable) the Corporation's risk management program including the revenue protection program. This function should include:

➢ risk assessment;

➢ quantification of exposure;

➢ risk mitigation measures; and

➢ risk reporting;

• to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;

• to monitor and review communications received in accordance with the Corporation's Internal Whistle Blowing Policy;

• following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review;

(v) to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vi) to discuss with the Corporation's management any significant legal matters that may have a material effect on the financial statements, the Corporation's compliance policies, including material notices to or inquiries received from governmental agencies;

(vii) to periodically review with management the need for an internal audit function; and

(viii) to review, and discuss with the Corporation's Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Corporation's financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and any other applicable law or stock exchange rule.

3. with respect to reporting and recommendations,

(i) to prepare/review any report or other financial disclosures to be included in the Corporation's annual information form and management information circular;

(ii) to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management's discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;

(iii) to review and recommend to the Board of Directors for approval, the annual report, management's assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;

(iv) to review and reassess the adequacy of the procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v) to prepare Audit and Risk Committee report(s) as required by applicable regulators;

(vi) to review this Charter at least annually and recommend any changes to the Board of Directors; and

(vii) to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit and Risk Committee may deem necessary or appropriate.

4. to review, discuss with management, and approve all related party transactions;

5. to create an agenda for the ensuing year;

6. to review quarterly the expenses of the Chief Executive Officer;

7. to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

8. to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V. RESOURCES AND AUTHORITY OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Audit and Risk Committee shall have the sole authority (subject to the Board of Directors' approval) to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation's external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Audit and Risk Committee and (c) ordinary administrative expenses of the Audit and Risk Committee that are necessary or appropriate in carrying out its duties.

VI. ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

• perform a review and evaluation of the performance of the Audit and Risk Committee and its members, including the compliance with this Charter; and

• Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Audit and Risk Committee determines to be appropriate.

This Charter was adopted by the Board of Directors on November 25, 2020 and ratified on December 4, 2020.